SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Cia Paranaense de Energia -
COPEL
Report of Independent Accountants
on the Limited Review of
Quarterly Information (ITR)
June 30, 2004

(A free translation of the original in Portuguese)

Report of Independent Accountants on
Limited Reviews of Quarterly Information

To the Board of Directors and Stockholders
Cia Paranaense de Energia - COPEL

1

We have carried out limited reviews of the Quarterly Information (ITR) of Companhia Paranaense de Energia - COPEL (parent company and consolidated) for the quarters and period ended June 30 and March 31, 2004. This information is the responsibility of the Company’s management.

2

Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3

Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the presentation of the quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4

As mentioned in Note 36 to the Quarterly Information, the Company is contesting the calculations made by the Wholesale Energy Market (MAE), which take into consideration the decisions of the National Agency of Electric Energy (ANEEL), contained in ANEEL Dispatch 288/2002 and ANEEL Resolution 395/2002, because it understands that these regulations introduced changes in market regulations prevailing at the time when the transactions occurred. The amount involved is approximately R$ 478,000 thousand, which was not recorded by the Company, based on the opinion of its internal and external legal advisors, that the chances of a favorable outcome for the Company are probable and possible, respectively.

5

We conducted our reviews for the purpose of issuing a report on the Quarterly Information (ITR) referred to in paragraph 1, taken as a whole. The consolidated statement of cash flows for the six-month period ended June 30, 2004, presented together with the Quarterly Information (ITR) to provide supplementary information on the Company, is not required by accounting practices adopted in Brazil. The statement of cash flows was subjected to the review procedures referred to in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the Quarterly Information (ITR), taken as a whole.

6

The Quarterly Information (ITR) referred to in paragraph 1, also includes comparative accounting information relating to the results and the statement of cash flows for the quarter and period ended June 30, 2003. The limited reviews of the Quarterly Information (ITR) for that quarter and period were conducted by other independent accountants, who issued an unqualified opinion thereon dated August 18, 2003, with an emphasis paragraph referring to the matter described in paragraph 4 above.

Curitiba, August 13, 2004

PricewaterhouseCoopers	Wander Rodrigues Teles
Auditores Independentes	Contador
CRC 2SP000160/O-5 "F" PR	CRC 1DF005919/O-3 "S" PR

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE	Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2004
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01431-1	2 - COMPANY NAME Cia Paranaense de Energia - COPEL	3 - Federal Corporate Taxpayers' Registration Number (CNPJ) 76.483.817/0001-20
4 - State Registration Number – NIRE 41300036535

01.02 – HEAD OFFICE

1 – ADDRESS Rua Coronel Dulcidio, 800		2 – SUBURB OR DISTRICT Batel
3 – POSTAL CODE 80420-170		4 – MUNICIPALITY Curitiba		5 – STATE PR
6 – AREA CODE 041	7 – TELEPHONE 322-3535	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11 – AREA CODE 041	12 – FAX 224-4312	13 – FAX	14 – FAX
15 – E-MAIL copel@copel.com

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Ronald Thadeu Ravedutti
2 – ADDRESS Rua Coronel Dulcídio, 800		3 – SUBURB OR DISTRICT Batel
4 – POSTAL CODE 80420-170		5 – MUNICIPALITY Curitiba		6 – STATE PR
7 – AREA CODE 041	8 – TELEPHONE 322-3535	9 – TELEPHONE 331-4343	10 – TELEPHONE	11 – TELEX
12 – AREA CODE 041	13 – FAX 331-3136	14 – FAX	15 – FAX
16 – E-MAIL ravedutti@copel.com

01.04 –General INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2004	12/31/2004	2	4/1/2004	6/30/2004	1	1/1/2004	3/31/2004
9 – INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes				10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Wander Rodrigues Teles				12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 153.211.501-68

01.05 – CAPITAL COMPOSITION

Number of shares (Thousand)	Current Quarter 6/30/2004	Prior quarter 3/31/2004	Same quarter in prior year 6/30/2003
Paid-up capital
COMMON	145,031,080,782	145,031,080,782	145,031,080,782
PREFERRED	128,624,295,488	128,624,295,488	126,624,295,488
TOTAL	273,655,376,270	273,655,376,270	273,655,376,270
Treasury stock
COMMON	0	0	0
PREFERRED	0	0	0
TOTAL	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Government-owned holding
4 –ACTIVITY CODE 112 – electric energy
5 – MAIN ACTIVITY Generation, transmission, sale and distribution of energy
6 – TYPE OF CONSOLIDATION Partial
7 – TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Unqualified

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 – DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE OF APPROVAL	4 – DISTRIBUTION TYPE	5 – START OF PAYMENT	6 - TYPE OF SHARE	7 – DISTRIBUTION PER SHARE

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (THOUSAND)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01- Balance Sheet - Assets (in thousands of reais)

Code	Description	6/30/2004	3/31/2004
1	Total assets	6,599,124	6,509,975
1.01	Current assets	198,356	197,612
1.01.01	Cash and banks	327	284
1.01.02	Receivables	198,029	197,328
1.01.02.03	Dividends receivable	189,844	189,844
1.01.02.04	Services in progress	1,060	1,250
1.01.02.06	Taxes and social contributions recoverable	2,701	-
1.01.02.09	Other receivables, net	4,424	6,234
1.01.03	Inventories	0	0
1.01.04	Other	0	0
1.02	Long-term receivables	1,447,483	1,444,257
1.02.01	Sundry	224,440	240,150
1.02.01.03	Taxes and social contributions	143,235	159,022
1.02.01.04	Judicial deposits	80,885	80,354
1.02.01.06	Other receivables	320	774
1.02.02	Related companies	1,223,043	1,204,107
1.02.02.01	Associated companies	32,327	31,712
1.02.02.02	Subsidiaries	1,190,716	1,172,395
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	4,953,285	4,868,106
1.03.01	Investments	4,953,285	4,868,106
1.03.01.01	In associated companies	0	0
1.03.01.02	In subsidiaries	4,948,947	4,863,768
1.03.01.03	Other investments	4,338	4,338
1.03.02	Permanent assets	0	0
1.03.03	Deferred charges	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

Code	Description	6/30/2004	3/31/2004
2	Total liabilities	6,599,124	6,509,975
2.01	Current liabilities	735,956	313,871
2.01.01	Loans and financing	490,026	35,342
2.01.02	Debentures	124,331	106,242
2.01.03	Suppliers	455	348
2.01.04	Taxes and social contributions	108,297	133,055
2.01.05	Dividends payable	12,682	38,725
2.01.06	Payroll and labor provisions	56	51
2.01.07	Related companies	0	0
2.01.08	Other	109	108
2.02	Long-term liabilities	832,186	1,248,163
2.02.01	Loans and financing	166,457	598,947
2.02.02	Debentures	434,469	417,956
2.02.03	Provisions for contingencies	231,260	231,260
2.02.04	Debts with related parties	0	0
2.02.05	Other	0	0
2.03	Deferred income	0	0
2.05	Shareholder's equity	5,030,982	4,947,941
2.05.01	Capital	3,480,000	2,900,000
2.05.02	Capital reserves	817,293	817,293
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/associated companies	0	0
2.05.04	Revenue reserves	560,937	1,140,937
2.05.04.01	Legal	165,994	165,994
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized revenue	0	0
2.05.04.05	Retained profits	394,943	974,943
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Retained earnings	172,752	89,711

03.01- Statement of Income (in thousands of reais)

Code	Description	01/04/2004 a 30/06/2004	6/30/2004	01/04/2003 a 30/06/2003	30/06/2003
3	Statement of Income
3.01	Gross sales and/or services	0	0	0	0
3.02	Deductions from operating revenue	0	0	0	0
3.03	Net sales and/or services	0	0	0	0
3.04	Cost of sales and/or services	(3,564)	(5,781)	(632)	(1,557)
3.04.01	Personnel	(1,032)	(1,934)	(616)	(1,266)
3.04.02	Pension and health care plans	(23)	(40)	(20)	(20)
3.04.03	Material	(2)	(27)	0	(1)
3.04.04	Outsourced services	(2,010)	(2,874)	(13)	(50)
3.04.10	Other operating expenses	(497)	(906)	17	(220)
3.05	Gross profit (loss)	(3,564)	(5,781)	(632)	(1,557)
3.06	Operating income/expenses	85,871	174,074	281,313	265,572
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial income (expenses)	550	(7,625)	(2,300)	(4,758)
3.06.03.01	Financial income	2,632	3,839	4,371	9,555
3.06.03.02	Financial expenses	(2,082)	(11,464)	(6,671)	(14,313)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in results of investees	85,321	181,699	283,613	270,330
3.06.06.01	Equity in results	85,179	181,516	283,554	270,269
3.06.06.02	Investments in other companies	142	183	59	61
3.07	Operating profit (loss)	82,307	168,293	280,681	264,015
3.08	Non-operating results	0	(26)	(10)	(24)
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	(26)	(10)	(24)
3.09	Profit (loss) before taxation/profit sharing	82,307	168,267	280,671	263,991
3.10	Provision for income tax and social contribution	0	0	0	0
3.10.01	Income tax	0	0	0	0
3.10.02	Social contribution	0	0	0	0
3.11	Deferred income tax	734	4,485	998	2,153
3.11.01	Income tax	540	3,298	734	1,583
3.11.02	Social contribution	194	1,187	264	570
3.12	Statutory profit sharings and contributions	0	0	0	0
3.12.01	Profit sharings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	83,041	172,752	281,669	266,144
	NUMBER OF SHARES, EXCEPT TREASURY (Units)	273,655,376,270	273,655,376,270	273,655,376,270	273,655,376,270
	NET INCOME PER SHARE	0.00030	0.00063	0.00103	0.00097
	LOSS PER SHARE	-	-	-	-

04.01- Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1. Operations

Companhia Paranaense de Energia - COPEL (COPEL, Company or Parent Company) is a publicly-held, mixed-capital corporation, controlled by the State Government of Paraná, and is engaged, through its subsidiaries, in the research, study, planning, building, and exploitation of the production, transformation, transportation, distribution, and sale of energy, in any of its forms, in particular electricity. These activities are regulated by the National Agency of Electric Energy (ANEEL), which reports to the Ministry of Mines and Energy. Additionally, COPEL is authorized to participate, together with private companies, in consortiums or companies with the objective of developing activities in the energy and telecommunications areas, in conformity with applicable legislation.

The wholly owned, privately held, subsidiaries of COPEL are:

COPEL Geração S.A. – engaged in the exploitation of the energy generation service; it has 18 power plants in operation, being 17 hydroelectric and one thermoelectric power, with a combined installed capacity of 4,549.6 MW.

COPEL Transmissão S.A. – mainly engaged in the exploitation of electric energy transportation and transformation services, in addition to operating part of the national interconnected power system, located in the Southern Region of the country, for the National Electric System Operator (NOS). It has 124 substations, with voltages equal to or higher than 69 kV, and 6,978.9 km of transmission lines;

COPEL Distribuição S.A. – engaged in the exploitation of the distribution and sale of electric energy, fuel and energetic raw materials. It distributes electric energy in 392 of the 399 municipalities of the State of Paraná, serving 98 percent of the State consumers, as well as the municipality of Porto União, in the State of Santa Catarina. Additionally, it serves independent consumers in the State of São Paulo;

COPEL Telecomunicações S.A. – engaged in exploiting and providing telecommunications services and communications services in general;

COPEL Participações S.A. – its objective is to participate as a shareholder in other companies or consortiums.

2. Presentation of the Quarterly Information

The financial statements have been prepared and are presented based on Corporate Law, in conformity with accounting practices adopted in Brazil, together with specific legislation established by ANEEL, and the regulations of the Brazilian Securities Commission (CVM).

As supplemental information we present in form 16.01/ITR the Statement of Cash Flows (Supplementary Table I).

The notes to the financial statements at December 31, 2003, published in the Official Press on April 23, 2004, complement the notes to the quarterly information, published in summary form.

a) Consolidated Quarterly Information

The consolidated quarterly information is being presented in conformity with CVM Instruction 247/1996 and comprise the wholly-owned subsidiaries COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações, and COPEL Participações. The balance sheet and statement of income of each subsidiary are summarized in Note 39.

In the consolidation, the Company’s investments in the net equities of subsidiaries, as well as the assets, liabilities, revenues and expenses arising from intercompany operations have been eliminated so that the consolidated quarterly information effectively represents balances and operations with third parties.

For the purposes of consolidation, operating income of COPEL Participações, recorded in Equity in the results of subsidiaries and associated companies, was reclassified to financial result, according to the structure of the ANEEL chart of accounts.

The subsidiary Companhia Paranaense de Gás – Compagas was not included in the consolidated quarterly information because it does not represent any relevant alteration in the consolidated economic unit.

b) Accounting Practices

The accounting practices adopted for the preparation of this quarterly information are consistent with those adopted in the financial statements at December 31, 2003.

c) Currency Hedge Transactions

Unrealized net gains and losses related to currency hedge transactions, calculated based on contractual rates, are recognized on the accrual basis, and are recorded in long-term liabilities, under Derivatives transactions, with a contra entry to Financial expenses.

3. Cash and Banks

Financial institution		Company		Consolidated

	6.30.2004	3.31.2004	6.30.2004	3.31.2004
Cash and banks	90	52	61,339	112,912
Financial investments
Federal banks	162	159	272,408	210,388
Private banks	75	73	30,141	22,037
	237	232	302,549	232,425

	327	284	363,888	345,337

4. Consumers and Resellers

	Falling due	Overdue up to 90 days	Overdue over 90 days		Consolidated

				6.30.2004	3.31.2004
Consumers
Residential	69,507	57,224	9,430	136,161	128,172
Industrial	82,157	12,893	14,473	109,523	99,946
Commercial	37,484	18,014	4,364	59,862	60,185
Rural	8,560	3,830	335	12,725	13,317
Public entities	17,022	6,258	17,556	40,836	35,806
Public lightning	11,639	771	1,696	14,106	15,138
Public service	8,108	401	154	8,663	8,442
Unbilled	111,742	-	-	111,742	114,600
Energy installments - current	79,872	5,910	14,514	100,296	98,602
Energy installments - long-term	33,350	-	-	33,350	35,011
Emergency capacity charges	10,036	4,925	7,766	22,727	20,207
Low-income consumers' tariff	10,544	-	-	10,544	16,696
Other receivables	14,875	14,930	34,902	64,707	58,039
	494,896	125,156	105,190	725,242	704,161
Resellers
Sales
Short-term sale	650	-	129	779	2,590
Sales - MAE (Note 36)	2,163	-	98	2,261	392
Generators - current	6,339	-	9	6,348	5,115
Generators - long-term	31,198	-	-	31,198	35,754
Initial contracts	5,847	-	-	5,847	5,247
Bilateral agreements	34,931	-	-	34,931	37,507
	81,128	-	236	81,364	86,605
Transmission System
Electric grid	8,812	40	-	8,852	4,023
Basic grid	12,077	-	-	12,077	13,402
Connection grid	17	9	32	58	48
	20,906	49	32	20,987	17,473

Total current	532,382	125,205	105,458	763,045	737,474
Total long-term	64,548	-	-	64,548	70,765

5. Allowance for Doubtful Accounts

The allowance for doubtful accounts was recorded in conformity with ANEEL’s Accounting Manual for the Electric Energy Utilities. After a detailed analysis of overdue receivables, management considered the following amounts as sufficient to cover probable losses on realization of receivables:

	Consolidated	Additions (*)	Disposals	Consolidated

	12.31.2003			6.30.2004
Consumers and resellers
Consumers	15,356	7,069	1,892	24,317
Sales	788	(264)	-	524
Municipal government debt installment plan	4,399	-	-	4,399
Proceeds from distribution	31,027	14,744	(7,324)	38,447

	51,570	21,549	(5,432)	67,687

(*)	Net of reversals

6. Services Provided to Third Parties, Net

	Falling due	Overdue up to 90 days	Overdue over 90 days		Consolidated

				6.30.2004	3.31.2004
Telecommunication services	186	83	85	354	433
Services provided to third parties	1,441	289	1,683	3,413	1,657
Allowance for doubtful accounts	-	-	(180)	(180)	(43)

	1,627	372	1,588	3,587	2,047

7. Dividends Receivable

		Company		Consolidated

	6.30.2004	3.31.2004	6.30.2004	3.31.2004
Dividends receivable
Sercomtel S.A. - Telecomunicações	-	-	-	975
Sercomtel Celular S.A.	-	-	-	661
Tradener Ltda.	-	-	64	64
Dominó Holdings S.A.	-	-	723	4,548
Companhia Paranaense de Gás - Compagas	-	-	1,064	3,192
COPEL Geração S.A.	106,872	106,872	-	-
COPEL Transmissão S.A.	59,784	59,784	-	-
COPEL Telecomunicações S.A.	916	916	-	-
COPEL Participações S.A.	22,272	22,272	-	-

	189,844	189,844	1,851	9,440

Dividends receivable from wholly-owned subsidiaries were calculated at 50 percent of net income, and treated as interest on capital.

8. CRC Passed on to Paraná State Government

Under an agreement signed on August 4, 1994 and the addendum of December 1995, the remaining balance of the Results for Offset (CRC) account was negotiated with the State Government of Paraná to be reimbursed in 240 monthly installments, adjusted based on the General Price Index - Internal Availability (IGP-DI) and annual interest of 6.65%. On October 1, 1997, the balance was renegotiated for payment in the following 330 months, under the price amortization system, the first installment payable on October 30, 1997 and the last on March 30, 2025, the original monetary adjustment and interest clauses being maintained.

Of the balance of R$ 140,503 in current assets, R$ 117,392 refers to installments due from February 2003 to June 2004, restated to the date of the preparation of the financial statements.

On March 19, 2003, the State Government of Paraná filed with the Ministry of Finance a request to federalize the CRC receivables of COPEL. This request was sent to the National Treasury Secretariat for assessment.

The Company is currently negotiating the overdue installments.

9. Taxes and Social Contributions

		Company		Consolidated

	6.30.2004	3.31.2004	6.30.2004	3.31.2004
Current assets
Income tax and social contribution paid in advance and recoverable	2,701	-	21,036	-
Deferred income tax and social contribution (a)	-	-	9,249	11,720
ICMS recoverable (b)	-	-	68,732	70,695
	2,701	-	99,017	82,415
Long-term receivables
Deferred income tax and social contribution on: (a)
Pension plan deficit - Plan III	-	-	118,981	120,410
Pension and health care plans - CVM Delib. 371	-	-	59,067	57,431
Temporary additions	132,232	132,232	178,876	170,449
Income tax and social contribution loss carryforwards	4,494	3,761	159,149	161,107
Income tax and social contribution paid in advance and recoverable (a)	6,509	23,029	6,509	23,029
ICMS recoverable (b)	-	-	100,028	103,135
	143,235	159,022	622,610	635,561
Current liabilities
Income tax and social contribution payable	-	11,012	-	3,992
IRPJ/CSLL on CVA deferral (a)	-	-	60,886	14,190
Withholding income tax	9	-	761	780
ICMS payable	-	-	112,534	113,227
COFINS and PASEP contributions payable	119	12,132	28,159	44,224
INSS (REFIS), net of payments (*) (c)	107,905	109,658	71,447	74,672
Other taxes	264	253	1,173	1,197
	108,297	133,055	274,960	252,282
Long-term liabilities
IRPJ/CSLL on CVA deferral (a)	-	-	68,961	100,643
	-	-	68,961	100,643

(*)	In consolidated

a) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15 percent, plus a surtax of 10 percent, and deferred social contribution recorded at the rate of 9 percent.

The provision for the pension plan deficit is being realized in conformity with the amortization plan of the respective debt and the provision for health care plan as payments of post-employment benefits are made. The other provisions are being realized based on court decisions and the realization of regulatory assets.

Under current tax legislation, the income tax and social contribution loss carryforwards can be offset against annual taxable income up to the limit of 30 percent of this taxable income, and are not subject to any prescription period.

In compliance with CVM Instruction 371, of June 27, 2002, the table below shows the expected generation of taxable income in an amount sufficient to offset the tax credits recorded based on studies submitted for the appreciation of and approval by management:

	Estimated portion of realization	Effective portion of realization	Consolidated Estimated amount of realization

2003	25,053	25,053	-
2004	-	-	11,946
2005	-	-	19,092
2006	-	-	22,031
2007	-	-	25,197
2008	-	-	28,900
After 2008	-	-	342,596

	25,053	25,053	449,762

These projections of future results will be reviewed by management at the end of 2004.

b) ICMS recoverable

The State Government of Paraná approved in favor of COPEL Distribuição the right to record the previously unused Value Added Tax on Sales and Services (ICMS) credit, originally amounting to R$ 167,485, on the purchase of COPEL permanent assets, which are being offset against ICMS payable within a period of 48 months, consecutive or not, adjusted by the Escalator and Conversion Factor (FCA).

c) Tax Recovery Program (REFIS)

In 2000, the Company included in the Tax Recovery Program (REFIS) created by Law 9.964 of 2000, a total debt of R$ 89,766, for payables to the National Institute of Social Security (INSS), and settled R$ 45,766 referring to interest, using credits deriving from income tax and social contribution loss carryforwards purchased from third parties. Considering that the Federal Revenue Secretariat (SRF) has not yet completed the analysis of this transfer of tax credits, in September 2003, the Company set up a provision of R$ 65,703 restated to June 30, 2004 (R$ 45,766 of interest and R$ 19,937 of monetary restatement).

The Company renegotiated its position in REFIS for payment of the debt in 60 monthly installments but this request has not yet been approved by the authorities and therefore all the debt was recorded in current liabilities. Up to June 30, 2004, COPEL had settled 51 installments. The installments were calculated based on the total debt divided by the installment payment period, adjusted by the Long-term Interest Rate (TJLP).

By the end of the installment payment period, that is 60 months, the Company should settle its entire REFIS debt, which includes the current provision of R$ 65,703.

10. Portion A Offsetting Account

Interministerial Ordinance 25, of 2002, issued by the Ministries of Finance and of Mines and Energy, established the Account for Offsetting Portion A Amounts Variation (CVA), with the intention of recording the variations in costs in the period between the annual tariff adjustments, beginning in 2001, related to the items prescribed in the electric energy distribution concession contracts.

	Principal	Amortization	Net	Consolidated Net

			6.30.2004	3.31.2004
CVA recoverable, 2003 tariff adjustment
Electricity purchased for resale (Itaipu)	66,690	-	66,690	66,690
Transportation of energy purchased (Itaipu)	940	-	940	940
Charges on use of transmission system (basic grid)	32,333	-	32,333	32,333
Regulatory charges (CDE)	24,372	-	24,372	24,372
Charges on use of system services - ESS	17,558	-	17,558	17,558
Monetary restatement - SELIC	51,403	-	51,403	35,163
	193,296	-	193,296	177,056
CVA recoverable, 2004 tariff adjustment
Electricity purchased for resale (Itaipu)	7,730	-	7,730	3,494
Transportation of energy purchased (Itaipu)	4,094	-	4,094	3,344
Charges on use of transmission system (basic grid)	72,251	-	72,251	62,306
Regulatory charges (CDE)	13,745	-	13,745	9,919
Charges on use of system services - ESS	26,549	-	26,549	18,504
Regulatory charges (CCC)	16,670	-	16,670	9,762
Monetary restatement - SELIC	10,989	-	10,989	7,370
	152,028	-	152,028	114,699
CVA recoverable, 2005 tariff adjustment
Electricity purchased for resale (Itaipu)	4,602	-	4,602	-
Transportation of energy purchased (Itaipu)	576	-	576	-
Charges on use of transmission system (basic grid)	10,996	-	10,996	-
Regulatory charges (CDE)	1,913	-	1,913	-
Charges on use of system services - ESS	2,632	-	2,632	-
Regulatory charges (CCC)	1,974	-	1,974	-
Monetary restatement - SELIC	196	-	196	-
	22,889	-	22,889	-

			368,213	291,755

Total current			171,832	109,408
Total long term			196,381	182,347

Interministerial Ordinance 116, of April 4, 2003, postponed for 12 months the offset of the balance of the Portion A Offsetting Account for the annual tariff adjustments occurring between April 8, 2003 and April 7, 2004.

The balance of CVA relating to 2003/2004, the offset of which was postponed by Ordinance 116, of April 4, 2003, aggregated to the CVA balance determined in the subsequent twelve months pursuant to Ordinance 25, of January 24, 2002, must be offset in the electric energy supply tariffs of concessionaires in the 24 months subsequent to the annual tariff adjustments that occur in the period April 8, 2004 to April 7, 2005.

Accordingly, in conformity with the Technical Note 146/2004 – ANEEL, of June 21, 2004, in June 2004, the tariff adjustment recognized 50% of the balance of the Portion A Offsetting Accounting relating to 2002/2003 and part of the balance relating to 2003/2004, in the amount of R$ 75,184, of the total amount of R$ 152,629.

The remaining balances of the two periods will be considered in the 2005 adjustment.

Ordinance 116 also established that for electric energy supply tariff adjustment calculation purposes, the CVA Account must also record variations in the collection quota to the Energy Development Account (CDE).

11. Other Receivables, Net

		Company		Consolidated

	6.30.2004	3.31.2004	6.30.2004	3.31.2004
Current assets
Employees	-	-	13,134	13,777
Advance to suppliers	-	-	1,130	1,093
Insurance companies	-	-	395	779
Salaries of loaned employees recoverable	-	-	1,450	640
Advances for judicial deposits	-	2,143	426	2,631
Installments of Onda invoices	4,406	4,078	3,836	4,078
Guarantee deposits	-	-	8,292	7,658
Sale of assets and rights	-	-	637	449
Purchase of fuel for account of CCC	-	-	2,737	2,350
Decommissionings in progress	-	-	1,325	903
Sales in progress	-	-	55	2,258
Prepayments	-	-	921	1,936
Advances for acquisition of shares of Elejor Centrais Elet. Rio Jordão	-	-	7,386	7,386
Other receivables	18	13	5,820	3,789
Allowance for doubtful accounts	-	-	(1,740)	(1,740)
	4,424	6,234	45,804	47,987
Long-term receivables
Installments of Onda invoices	320	774	320	774
Guarantee deposits	-	-	25,000	25,000
Collateral of STN agreement (Note 15.3)	-	-	27,865	26,081
IUEE - Municipalities (Note 22)	-	-	7,374	7,374
Compulsory loans	-	-	7,193	7,056
Assets and rights for sale	-	-	1,858	1,858
Prepayments	-	-	4,000	4,058
Other receivables	-	-	244	244
	320	774	73,854	72,445

12. Related Companies

The Company records at net amounts, the receivables from the following associated and subsidiary companies:

		Company		Consolidated

	6.30.2004	3.31.2004	6.30.2004	3.31.2004
Consolidated:
COPEL Geração S.A.
Transferred financing (a)	473,573	454,132	-	-
Transfer of Plan III - post-employment benefits (Note 19)	(16,028)	(16,029)	-	-
Current accounts	(171,037)	(146,162)	-	-
	286,508	291,941	-	-
COPEL Transmissão S.A.
Transferred financing (a)	38,203	37,615	-	-
Transfer of Plan III - post-employment benefits (Note 19)	(14,571)	(14,571)	-	-
Current accounts	(48,911)	(23,274)	-	-
	(25,279)	(230)	-	-
COPEL Distribuição S.A.
Transferred financing (a)	144,707	142,542	-	-
Debentures transferred (a)	558,800	524,198	-	-
Transfer of Plan III - post-employment benefits (Note 19)	(39,343)	(39,343)	-	-
Current accounts	135,295	133,596	-	-
	799,459	760,993	-	-
COPEL Telecomunicações S.A.
Transfer of Plan III - post-employment benefits (Note 19)	(2,841)	(2,841)	-	-
Current accounts	37,177	37,358	-	-
	34,336	34,517	-	-
COPEL Participações S.A.
Transfer of Plan III - post-employment benefits (Note 19)	(73)	(73)	-	-
Current accounts	90,671	79,565	-	-
	90,598	79,492	-	-
Total consolidated	1,185,622	1,166,713	-	-
Unconsolidated:
Loan agreements
Companhia Paranaense de Gás - Compagas	5,094	5,682	5,094	5,682
Foz do Chopim Energética Ltda.	32,327	31,712	32,327	31,712
Elejor - Cent. Elet. Rio Jordão	-	-	97,141	42,142
Total unconsolidated	37,421	37,394	134,562	79,536

	1,223,043	1,204,107	134,562	79,536

a) Loans, financing and debentures transferred

The Company repassed loans and financing to its wholly-owned subsidiaries when these were formed in 2001. However, the contracts whose transfer to the respective subsidiaries has not yet been formalized are recorded in the Parent Company’s books.

For disclosure purposes, the balances of these loans and financing repassed are separately disclosed as amounts receivable from wholly-owned subsidiaries and as loans and financing payable, totaling R$ 656,483, at June 30, 2004 (Note 15).

The amount of R$ 558,800, was also repassed to COPEL Distribuição, to which the same criterion for recording mentioned in the previous paragraph was applied (Note 16).

13. Investments

Investments comprise the following:

			Company

	6.30.2004	3.31.2004	6.30.2004	3.31.2004
Wholly-owned subsidiaries (Note 39)
COPEL Geração S.A.	2,406,401	2,375,597	-	-
COPEL Transmissão S.A.	820,530	799,555	-	-
COPEL Distribuição S.A.	1,240,435	1,216,671	-	-
COPEL Telecomunicações S.A.	110,244	110,145	-	-
COPEL Participações S.A.	371,337	361,800	-	-
	4,948,947	4,863,768	-	-
Associated and subsidiaries (a)	-	-	446,891	440,748
Other investments
FINAM (Amazon Investment Fund) - Nova Holanda	7,761	7,761	7,761	7,761
FINAM	32,285	32,285	32,285	32,285
FINOR (Northeast Investment Fund)	9,970	9,970	9,870	9,870
Provision for losses on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Properties for future service use	-	-	8,731	8,731
Other	2,222	2,222	3,888	3,888
	4,338	4,338	14,635	14,635

	4,953,285	4,868,106	461,526	455,383

a) Associated and subsidiaries

	Net equity			Consolidated
	of investee	Holding	Consolidated	investment

	6.30.2004	(%)	6.30.2004	3.31.2004
Associated
Sercomtel S.A. - Telecomunicações	237,428	45.00	106,842	107,401
Goodwill			16,366	17,423
Sercomtel Celular S.A.	40,166	45.00	18,490	19,094
Goodwill			2,253	2,398
Dominó Holdings S.A. (*)	498,632	15.00	74,795	72,669
Escoelectric Ltda. (*)	1,846	40.00	739	567
Copel Amec S/C Ltda. (*)	630	48.00	302	310
Dona Francisca Energética S.A.	(18,854)	23.03	-	-
Carbocampel S.A. (*)	582	49.00	285	289
Braspower International Engineering S/C Ltda.(*)	(732)	49.00	-	-
Advances for future capital increase			247	247
Centrais Eólicas do Paraná Ltda. (*)	4,489	30.00	1,347	1,292
Foz do Chopim Energética Ltda. (*)	43,639	35.77	15,610	14,241
UEG Araucária Ltda. (**)	(85,610)	20.00	-	-
Advances for future capital increase			141,899	141,899
Elejor - Centrais Elétricas do Rio Jordão S.A.
(**) (***)	118,822	20.07	28,028	28,028
Onda Provedor de Serviços S.A. (*)	(792)	24.50	-	-
			407,203	405,858

Subsidiary
Companhia Paranaense de Gás - Compagas (**)	77,820	51.00	39,688	34,890
			39,688	34,890

			446,891	440,748

(*) Not reviewed (**) Reviewed by other independent accountants (***) Preoperational stage

Investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. include goodwill of R$ 16,366 and R$ 2,253, respectively, being amortized at the annual rate of 10 percent, which effect in the result of the 1st half of 2004 and 2003 amounted to R$ 2,404 (R$ 2,114 and R$ 290). This goodwill was based on the expected future return to be generated by these investments and the amortization over ten years, at the annual rate of 10 percent, resulted from the evaluation of the return on the investments based on discounted cash flows.

On December 18, 2003, the Company signed a contract with Triunfo Participações e Investimentos S.A. under which Triunfo commits to sell 30 percent of the common shares held in Elejor – Centrais Elétricas Rio de Jordão S.A. Accordingly, the Company will hold 70 percent of the shareholding control of this venture. This operation was approved by ANEEL, in conformity with Resolution 302 of July 27, 2004, published in the Official Daily Government Newspaper of July 28, 2004.

In November 2003, the Company signed with Enercan a commitment for the sale of its shareholding in this company (16.73%). This transaction was submitted for the appreciation of ANEEL and was approved by Resolution 53 of February 17, 2004.

14. Property, Plant and Equipment

	Restated	Accumulated		Consolidated
	cost	depreciation	Net	Net

			6.30.2004	3.31.2004
In use
Generation	4,194,576	(1,334,139)	2,860,437	2,883,914
Transmission	1,276,856	(388,837)	888,019	858,124
Distribution	2,947,000	(1,390,316)	1,556,684	1,562,591
Telecommunications	251,630	(94,618)	157,012	159,984
Holdings	409	(189)	220	231
	8,670,471	(3,208,099)	5,462,372	5,464,844
Construction in progress
Generation	178,186	-	178,186	177,503
Transmission	72,788	-	72,788	99,984
Distribution	196,261	-	196,261	180,789
Telecommunications	12,706	-	12,706	7,835
	459,941	-	459,941	466,111
	9,130,412	(3,208,099)	5,922,313	5,930,955
Special liabilities (a)
Transmission			(7,140)	(7,140)
Distribution			(688,869)	(676,308)
			(696,009)	(683,448)

			5,226,304	5,247,507

Under Articles 63 and 64 of Decree 41.019 of 1957, the assets and installations used in generation, transmission, distribution, and sale activities are restricted to these services and cannot be withdrawn, sold, assigned, or given in mortgage guarantee without prior express authorization of the Regulatory Agency. ANEEL Resolution 20/1999 regulated the disassociation of assets of the concessions of Public Electric Energy Services, granting prior authorization to disassociate assets not of use to the concession, when intended for sale, determining that the sales proceeds are deposited in a restricted bank account for investment in the concession.

The main depreciation rates, as set forth in ANEEL Resolution 44/1999 and Ministry of Communications Ordinance 96 of 1995, are as follows:

%

General equipment	10.0
Reservoirs, dams and water mains	2.0
System structure and conductor, and power transformer (transmission)	2.5
System structure and conductor, and transformer (distribution)	5.0
Capacitors and distribution switches	6.7
Energy and transmission equipment (telecommunications)	10.0
Overhead and underground cables, wiring and private switching center	10.0

a) Special liabilities

Are the obligations linked to public electric energy services concessions and are the funds provided by the Federal Government and consumers, as well as the donations for which there are no obligations for return to the donors and the subsidies for investments in distribution activities. The maturities of these special liabilities are those established by the Regulatory Agency for transmission and distribution concessions, to be settled at the end of the concessions.

b) Electric Energy Universalization Plans

ANEEL established through Resolution 223 of April 29, 2003, the general conditions for preparing the Electric Energy Universalization Plans intended to supply new consumer households or increase capacity. This Resolution regulates the provisions of Articles 14 and 15 of Law 10.438, of 2002, and defines the responsibilities of the concessionaires and authorized public electricity distribution services. At June 30, 2004, R$ 827 of the R$ 4,083 recorded for refund to consumers, had not yet been distributed.

c) Physical inventory of property, plant and equipment

The Company realizes periodic physical inventories of all its assets, distributed within its concession area.

15. Loans and Financing

As mentioned in Note 12, the loans and financing of the Company refer to obligations with financial institutions passed on to wholly-owned subsidiaries, the transfers of which are being formalized. The balance comprises:

		Current	Long-term		Company
	Principal	charges	Principal	Total	Total

				6.30.2004	3.31.2004
Foreign currency
Eurobonds (1)	466,125	7,448	-	473,573	454,132
National Treasury Department (3)	14,645	1,808	166,457	182,910	180,157

	480,770	9,256	166,457	656,483	634,289

Consolidated loans and financing comprise:

		Current	Long-term		Consolidated
	Principal	charges	Principal	Total	Total

				6.30.2004	3.31.2004
Foreign currency
Eurobonds (1)	466,125	7,448	-	473,573	454,132
BID (2)	29,378	4,477	179,303	213,158	198,944
National Treasury Department (3)	14,645	1,808	166,457	182,910	180,157
Banco do Brasil (4)	7,074	760	31,832	39,666	38,067
Eletrobrás (5)	-	2	93	95	98
	517,222	14,495	377,685	909,402	871,398
Local currency
Eletrobrás (5)	38,431	7	354,491	392,929	399,991
BNDES (6)	5,259	37	2,630	7,926	9,165
Banestado (7)	430	1	110	541	865
Banco do Brasil (4)	77	6	1,105	1,188	1,177
	44,197	51	358,336	402,584	411,198

	561,419	14,546	736,021	1,311,986	1,282,596

(1) Eurobonds – Issue of Eurobond Notes on May 2, 1997 maturing on May 2, 2005, equivalent to US$150,000, bearing interest of 9.75% p.a. and payable semi-annually as from November 2, 1997. The contract contains the following restrictive clause:

  The EBITDA/financial expenses ratio (consolidated) must be, at least, 2.5; and the total debt/EBITDA ratio should not exceed 3.25 (consolidated).

(2) BID – Loan to the Segredo hydroelectric power plant and Rio Jordão deviation project, released as from January 15, 1991, totaling US$ 135,000. The principal, the first installment payment of which was paid on January 15, 1997, and interest are due semi-annually up to 2011. Interest is based on the BID fund raising rate, which in first quarter 2004 was 4.66% per annum (p.a.). The loan is secured by mortgages and liens, as well as co-guarantee by the Federal Government and there are the following restrictive clauses which are being complied with by the Company:

  Take appropriate measures to obtain tariffs which can cover all operating costs;

  The Company is prohibited to buy its own shares and distribute any part of its capital without BID prior authorization;

  During project execution, the Company cannot raise other long-term funds if the general liquidity ratio is lower than 1.5, without prior authorization of financing institution;

  Liquidity ratio of 1.2, i.e. the relationship between current assets and the total commercial and bank financing, excluding long-term debts and dividends to be reinvested;

  Long-term debt to net equity ratio should not exceed 0.9.

(3) National Treasury Department – The rescheduling of medium- and long-term debt, signed on May 20, 1998, comprising financing granted under Law 4.131/62, is shown below:

	Maturity	Final	Grace period
Bond type	(years)	maturity	(years)		Consolidated

				6.30.2004	3.31.2004
Par Bond (a)	30	4.15.2024	30	49,592	47,105
Capitalization Bond (b)	20	4.15.2014	10	42,356	42,466
Debt Conversion Bond (c)	18	4.15.2012	10	37,468	37,480
Discount Bond (d)	30	4.15.2024	30	34,321	32,307
El Bond - Interest bonds (e)	12	4.15.2006	3	6,724	7,910
New Money Bonds (f)	15	4.15.2009	7	6,176	6,396
FLIRB (g)	15	4.15.2009	9	6,273	6,493

				182,910	180,157

The annual interest rates and repayments are as follows:

a) Par Bond – Interest of 4.0% p.a. in the first year and 6.0% p.a. to final maturity, with a single repayment at the contract end.
b) Capitalization Bond – Interest of 4.0% p.a. in the first year and 8.0% p.a. to final maturity, repayable in 21 semi-annual installments, starting April 2004.
c) Debt Conversion Bond – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments, starting April 2004.
d) Discount Bond – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., with a single repayment at the end of the agreement.
e) El Bond – Interest Bonds – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., repayable in 19 semi-annual installments, starting April 1997.
f) New Money Bonds – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments, starting April 2001.
g) FLIRB – Interest of 4.0% to 5.0% p.a. in the first years and semi-annual LIBOR + 13/16 of 1% p.a. after the 6th year to the end of the agreement, repayable in 13 semi-annual installments, starting April 2003.

As collateral for this contract, the Company assigned and transferred to the Federal Government, conditioned to any nonpayment of a financing installment, the credits that were made to its centralized own revenues account, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For Discount Bonds and Par Bonds, there are collateral deposits of R$ 11,499 and R$ 16,366 (R$ 10,762 and R$ 15,319 at March 31, 2004), respectively, recorded in other receivables – long-term (Note 11).

(4) Banco do Brasil – Contracts for resources in Japanese yen, for the gas-insulated substation – Salto Caxias, repayable in 20 semi-annual installments, starting March 7, 2000, bearing interest of 2.8% p.a. The debt is guaranteed by own revenues.

The Private Contract of Credit Assignment with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, payable in 240 monthly installments based on the Price system as from April 1, 1994, monthly restated by the TJLP and IGPM and an annual interest rate of 5.098% p.a.

(5) Eletrobrás - Loans originating from resources of the Eletrobrás Financing Fund (FINEL) and the Global Reversal Reserve (RGR) to expand the generation, transmission and distribution systems. Repayment started on June 30, 1996 and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and repayments of principal are in monthly installments, adjusted by the Eletrobrás Financing Rate (FINEL) and the Federal Reference Unit (UFIR) indices. The contract transferred to COPEL Distribuição, using BIRD funds, bears interest at 6.49% p.a. paid semi-annually, and is collateralized by the Federal Government. All contracts with Eletrobrás have the following restrictive clauses, which are being complied with by the Company:

  Commitment, up to the end of the settlement of all the debt arising from the contract, of not assuming new commitments that exceed 5% of its property, plant and equipment and/or that elevate its indebtedness to levels exceeding 66% of its property, plant and equipment;

  Commitment to attend to the notification of Eletrobrás within 24 hours to review the guarantees, in case of privatization of the debtor, under penalty of anticipated debt maturity.

(6) BNDES – Loan to finance the construction of the River Jordan deviation, repayable in 99 monthly installments starting October 15, 1997. Remuneration is based on the long-term interest rate (TJLP) (limited to 60 percent) plus a 6% p.a. spread and is collateralized by COPEL revenues.

(7) Banco Banestado S.A. – Urban Development Fund contracts signed on December 2, 1996 and July 23, 1998, repayable in 96 monthly installments under the Price system, with a grace period of 12 months, and monthly adjustments based on the Referential Rate (TR) and interest of 8.5% p.a.

a) Breakdown of loans and financing by type of currency and index rate:

Currency (equivalent in R$) / Index				Consolidated

	6.30.2004%		3.31.2004%
Foreign currency
U.S. dollar	656,578	50.05	634,387	49.45
Yen	39,666	3.02	38,067	2.97
BID – currency basket	213,158	16.25	198,944	15.51
	909,402	69.32	871,398	67.93
Local currency
TR – Brazilian Reference Interest Rate	541	0.04	866	0.07
URBNDES and TJLP- Long-term Interest Rates	8,004	0.61	10,342	0.81
IGP-M – General Market Price Index	1,110	0.08	-	0.00
UFIR – Fiscal Reference Unit	10,626	0.81	11,761	0.92
FINEL – Eletrobrás Financing Rate	382,303	29.14	388,229	30.27
	402,584	30.68	411,198	32.07

	1,311,986	100.00	1,282,596	100.00

b) Variations in the main foreign currencies and index rates used in the loans and financing:

Currency/index			Change (%)

	1st half of 2004	1st half of 2003	2003 year
U.S. dollar	7.56	(18.72)	(18.23)
Yen	5.85	(19.44)	(9.30)
BID – currency basket	(1.14)	2.23	7.35
TR	0.76	2.61	4.57
URBNDES	1.69	2.57	5.26
IGP-M	6.78	5.90	8.71
FINEL	1.33	1.16	1.70

c) Maturity of long-term installments:

	Foreign	Local
	currency	currency		Consolidated

			6.30.2004	3.31.2004
2005	25,811	21,651	47,462	499,929
2006	49,939	37,556	87,495	84,488
2007	48,266	36,214	84,480	81,582
2008	48,266	35,027	83,293	80,396
2009	47,027	31,400	78,427	75,637
2010	38,716	30,191	68,907	66,377
2011	23,773	30,191	53,964	52,305
2012	6,501	30,191	36,692	36,051
2013	4,171	30,191	34,362	33,870
2014	4,171	30,191	34,362	33,870
After 2014	81,044	45,533	126,577	120,877

	377,685	358,336	736,021	1,165,382

To comply with the 2005 Investments and Debt Service Program, the Company is conducting studies and evaluations in order to raise funds by May 2005 as well as to use own generated funds.

d) Changes in loans and financing:

		Foreign currency		Local currency	Consolidated
Balances	Current	Long-term	Current	Long-term	Total

At December 31, 2002	70,557	1,027,428	72,421	415,043	1,585,449
Inflows	-	-	-	-	-
Interest capitalized	-	-	-	44	44
Charges	68,078	-	37,170	-	105,248
Monetary and exchange variations	(11,322)	(168,127)	1,708	6,776	(170,965)
Transfers	47,985	(47,985)	46,687	(46,687)	-
Repayments	(112,568)	-	(112,217)	-	(224,785)
At December 31, 2003	62,730	811,316	45,769	375,176	1,294,991

Inflows	-	-	-	-	-
Interest capitalized	-	-	-	-	-
Charges	31,778	-	17,168	-	48,946
Monetary and exchange variations	(602)	60,614	370	4,835	65,217
Transfers	494,245	(494,245)	21,675	(21,675)	-
Repayments	(56,434)	-	(40,734)	-	(97,168)
At June 30, 2004	531,717	377,685	44,248	358,336	1,311,986

16. Debentures

The issue of simple debentures was completed on May 9, 2002 with full subscription in the total amount of R$ 500,000, divided into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), effective for five years, maturing on March 1, 2007. The first series was repurchased on February 27, 2004 and the second series has a rescheduling clause to be applied in March 2005.

These book-entry debentures are non-preferred (subordinated liability), jointly and severally collateralized by the wholly-owned subsidiaries of COPEL and not convertible into shares. The funds were used to settle the Euro-Commercial Paper and for application in the 2002-2004 investment program of wholly-owned subsidiaries.

Remuneration of the 1st and 2nd series is equivalent to the Interbank Deposits (DI) rate [calculated and disclosed by the Central System for Custody and Financial Settlement of Securities (Cetip)], expressed as an annual percentage, base 252 days, compounded by a 1.75% p.a. spread. This remuneration will be paid semi-annually on the first business day of March and September. The nominal unit value of the 3rd series will be remunerated as from the issue date, March 1, 2002, based on the IGP-M indice, prorated to the number of business days, plus interest of 13.25% p.a. Interest will be paid annually on the first business day of March and adjusted based on IGP-M, in a single installment, together with the principal.

At June 30, 2004, the composition of debentures was as follows:

	Current	Long-term		Company and
	Principal / charges	Principal		Consolidated

			6.30.2004	3.31.2004
Local currency
Debentures	124,331	434,469	558,800	524,198

	124,331	434,469	558,800	524,198

The Company transferred to COPEL Distribuição R$ 558,800 of the balance held (R$ 524,198 at March 31, 2004), in the same way as the loans and financing (Notes 12 and 39).

17. Suppliers

		Company		Consolidated
	6.30.2004	3.31.2004	6.30.2004	3.31.2004
Charges for use of electricity grid
Connection	-	-	235	235
Basic grid	-	-	34,426	33,670
Energy transportation	-	-	2,448	2,425
	-	-	37,109	36,330
Electricity suppliers
ANDE (Paraguay)	-	-	4,617	3,895
Eletrobrás (Itaipu)	-	-	73,319	67,951
Concessionaires - MAE (Note 36)	-	-	35,400	5,179
CIEN	-	-	95,537	88,083
CIEN - Long-term	-	-	255,286	263,774
Itiquira Energética S.A.	-	-	5,704	5,894
Dona Francisca Energética S/A	-	-	7,598	3,625
Other concessionaires	-	-	36,191	28,321
	-	-	513,652	466,722
Materials and services
Compagas (Note 29)	-	-	310,730	248,932
Other suppliers	455	348	40,572	35,111
Other suppliers - Long-term	-	-	890	889
	455	348	352,192	284,932

	455	348	902,953	787,984

Total current	455	348	646,777	523,321
Total long-term	-	-	256,176	264,663

Company management is renegotiating contracts, conducting studies, surveys, analyses and audits to improve the currently effective contractual conditions. Accordingly, on February 25, 2003, the Board of Directors authorized suspension of payments on the following contracts:

a) Tradener Ltda. – Intermediation contract signed with COPEL Distribuição and COPEL Geração, related to the sale of electric energy surplus, signed in 1998 and effective for 10 years.

There are legal actions in progress discussing the validity of the contract, as well as the withdrawal of the Company from the partnership. A civil action filed by the Public Prosecution Office challenges the legality of the service agreement between Tradener and COPEL.

Since January 2003, the Company has suspended the payment of commissions and awaits court decisions because it understands that there is no intermediation in any of the energy purchase and sale contracts, and also because the issue is being analyzed as the payment of intermediation commissions on contracts between public energy services concessions is not permitted.

b) UEG Araucária Ltda. – Contract with COPEL for the purchase of assured power, at the nominal value of 484,7 MW, signed on May 31, 2000 and effective for 20 years, as from startup.

Under the contract for the purchase and sale of the assured power, and the operation and maintenance of a natural gas thermal power plant, COPEL and UEG Araucária agreed that the entire initial assured power of the plant of 484.7 MW would be exclusively sold to COPEL.

The monthly amounts paid to December 2002 are advances for future capital increase. Starting January 2003, payments were suspended by the new management because the validity of this contract is being discussed.

On April 1, 2003, UEG Araucária filed a claim against the Company in the Paris Court of Arbitration with the objective of obtaining arbitration regarding the supposed nonperformance of the contract. On April 22, 2003, UEG Araucária sent COPEL a notification rescinding the contract.

On June 22, 2003, COPEL filed in the Paraná State courts a declaratory action for the annulment of the arbitration clause and obtained an injunction suspending the arbitration proceeding, or otherwise subjecting the other party to a daily fine.

Based on the Legal Opinion of the Civil Law Institute (IDC), prepared by renowned jurists, management understands that this contract is null and void from a legal standpoint because it was not approved by ANEEL. Based on this definition and on the contract termination notification sent by UEG Araucária, COPEL is no longer liable for the unsettled monthly payments, whether prior or subsequent to the rescission date.

Also, the opinion mentions that the payment of the value of the plant claimed in the arbitration request cannot be considered due before there is a final decision on the litigation by the Brazilian courts.

Management, based on this legal opinion and on the understanding that the contract signed by the parties is null and void, opted to reverse on June 30, 2003 the provisions set up for monthly billings of the UEG Araucária contract.

On August 14, 2003, the Company filed another legal process against UEG Araucária, called Anticipated Evidence Injunction, notified under No. 24.546/2003 with the 3rd District Tax Court of Curitiba, and currently in the installation and inspection stage. The Company intends, in this way, to constitute evidence in its favor that it is technically impossible to operate the plant in a continuous, safe and permanent manner. A judicial inspection will be made by an expert appointed by the court based on prerequisites presented by the Company and UEG Araucária, who will issue a technical report containing the conclusions. The Company and UEG Araucária will count on their technical assistants to accompany the inspection who will, like the expert, issue their conclusions on the same prerequisites.

The preliminary hearing at the Arbitration Court, CCI, in Paris, was held on February 22, 2004 but it was adjourned to April 15, 2004. On that occasion, COPEL reaffirmed expressively its position that it does not accept arbitration and affirming that there is a judicial decision in Brazil suspending the validity of the arbitration clause that would be giving support to the Paris proceedings. In July 2004, there was a hearing in Paris, continuing the arbitration procedure, when COPEL reaffirmed its previous position.

c) Companhia de Interconexão Energética – CIEN – On December 13, 1999, COPEL and CIEN reached a firm energy purchase commitment via two contracts of 400 MW each totaling 800 MW of firm power and of associated energy, to be made available by CIEN at the 525 kV circuit of Substation Itá (Santa Catarina).

In order to resolve the pending issues, on August 18, 2003, COPEL and CIEN renegotiated and signed the Memorandum of Understanding in which the parties determined the guidelines for the addenda to contracts 001/99 and 002/99.

These addenda include the following amendments to the original contracts which merit emphasis: decrease in the contracted energy price; annual escalator based on criteria defined by the concession granting authority; decrease of the contract period to 13 years from 20 years, with an option in 2005 to reduce contract termination to 2009, where this option would be free of charge for COPEL and burdensome for CIEN; reduction of the amounts of each contract by 50 percent; guarantees of receivables separate from the collection portfolio.

The addenda to formalize the agreement were signed on December 10, 2003 and approved by ANEEL on December 23, 2003.

d) Usina Hidrelétrica de Itiquira – Contract signed in 1999 by COPEL Distribuição, with the intermediation of Tradener Ltda., related to the sale through Tradener of assured power owned by Itiquira and not sold in the context of MAE, effective for 10 years.

In July 2003, the Company signed an addendum to this contract – already approved by ANEEL – changing substantially the initial contractual conditions. The amount agreed was reduced, Tradener was excluded as the consenting party, and the arbitration clause was also excluded and collateral changed.

e) Compagas – Contract for sale of natural gas, signed in 2000, intended exclusively to be consumed by UEG Araucária to generate electric energy for a 20-year period starting on the date of the first supply (2002).

Because of the litigation initiated with UEG Araucária and the fact that the energy purchase contract signed by the Company with UEG was not approved by ANEEL, the Company suspended the payments related to the natural gas purchase contract (which would be necessary as the fuel of the power plant that is currently idle and with no perspective as to when and if it will operate again).

The amount recorded in this account refers to the provision for the natural gas volume guaranteed in the contract signed by the parties even if there is no consumption (take or pay basis). The contract also prescribes that the amount paid can be recovered over a seven-year period, linked to the equivalent gas consumption. Therefore, effective recovery depends on the outcome of the discussions of the Company with the other shareholders of UEG Araucária, as mentioned in item “b” of this Note.

18. Payroll and Labor Provisions

		Company		Consolidated

	6.30.2004	3.31.2004	6.30.2004	3.31.2004
Payroll
Payroll, net	-	-	328	16,327
Taxes and social contributions	56	51	9,947	9,923
Payments to third parties	-	-	-	18
	56	51	10,275	26,268
Labor accruals
Vacation pay and 13th month salary	-	-	43,476	35,248
Social charges on vacation pay and 13th month salary	-	-	15,546	12,123
	-	-	59,022	47,371

	56	51	69,297	73,639

19. Post-Employment Benefits

The Company’s subsidiaries sponsor Fundação Copel which administers supplementary retirement and pension plans (Pension Plan) and medical and dental assistance plans (Health Care Plan) offered to current and former employees and their dependants. Both the sponsors and the beneficiaries make contributions to the plans based on actuarial calculations prepared by independent actuaries according to the current regulations applicable to closed-end supplementary pension entities in order to raise sufficient funds to cover obligations for future benefits.

With the formation of the wholly-owned subsidiaries in 2001, the balance of the debt related to the change in plan (Pension Plan III) in 1998, restated to that date, was transferred to them, being financed in 210 monthly installments, indexed to the INPC and with annual interest of 6% p.a., beginning August 1, 2001. As guarantee of these contracts, the sponsors authorized Fundação Copel to block the bank current accounts held by them and, furthermore, the Company was appointed as co-guarantor of any deficit arising from the benefits granted.

The Company adopts the accounting practices set forth by CVM Deliberation 371, of 2000, to record the costs of the pension and health care plans, as well as the charges on the debt assumed with Plan III (Note 27). The recording of the change in plan was carried out in 2001, directly in shareholders’ equity.

	Pension plan	Health care plan	Consolidated Total

			2004
Cost of current service	3,938	6,119	10,057
Estimated interest cost	216,992	34,041	251,033
Expected return on plan assets	(180,700)	(2,340)	(183,040)
Estimated employee contributions	(404)	-	(404)
Gains and losses amortization	-	2,876	2,876

Total estimated	39,826	40,696	80,522

20. Regulatory Charges

		Consolidated

	6.30.2004	3.31.2004
Current liabilities
Global Reversal Reserve (RGR)	4,686	5,538
RGR - 2001 differences	-	3,673
RGR - 2002 differences	2,760	-
Financial compensation - water resources	10,008	9,218
Fuel Consumption Account (CCC)	16,512	15,541
Energy Development Account (CDE)	8,110	8,110
Inspection fee - ANEEL	795	592
Taxes - FUST and FUNTEL	13	13
Emergency capacity charges	29,722	28,416
	72,606	71,101
Long-term liabilities
RGR - 2003 differences	1,588	1,588
	1,588	1,588

21. Other Payables

		Company		Consolidated

	6.30.2004	3.31.2004	6.30.2004	3.31.2004
Public lighting charge collected	-	-	19,099	19,962
Energy presale	-	-	103	105
Low-income consumers	-	-	502	603
Advances from customers - ICMS credit	-	-	49	2
Consumers - other	-	-	1,850	1,955
Guarantees	-	-	240	3,210
Compulsory loan - Eletrobrás	9	9	831	1,747
Other liabilities	100	99	1,162	2,508

	109	108	23,836	30,092

22. Provisions for Contingencies

The Company is a party to various legal processes of a labor, tax, and civil nature filed at different courts and instances. Management, based on the opinion of its legal advisors, decided to maintain provisions for contingencies relating to causes where the chances of unfavorable outcomes are probable.

Considering the position of the legal area to introduce a new structure to analyze the processes, management decided to maintain the provisions already constituted.

	Judicial deposits (Assets-long- term) Consolidated		Provisions (Liabilities- long-term) Consolidated

	6.30.2004	3.31.2004	6.30.2004	3.31.2004
Labor	33,143	29,867	88,114	88,114
Civil:
Consumers	7	7	15,788	17,264
Land expropriation	5,714	5,337	53,127	53,127
IUEE - municipalities	-	-	7,374	7,374
Tax:
COFINS (a)	-	-	197,550	197,549
PASEP	33,493	33,493	33,711	33,711
INSS (b)	47,392	46,861	11,165	11,165
Other judicial deposits	6,230	6,244	-	-

	125,979	121,809	406,829	408,304

a) COFINS

On August 18, 1998, the Federal Court of Appeals (TRF), 4th Region issued a decision granting COPEL immunity from the COFINS social contribution on electric energy operations. On August 10, 2000, the Federal Government filed a claim to annul this decision. The Company was subpoenaed on November 21, 2000, which started the discussion as to whether this claim could be filed. On December 14, 2000, the process was sent to the relater with an objection by COPEL based on conclusive opinions of renowned jurists on the lack of basis for the claim to annul the decision. Conservatively, management decided to maintain the provision only for the amount of the principal being discussed, without interest.

This provision was not included in REFIS because the Company considers that there are probable chances of a favorable outcome, based on the opinion of various jurists.

b) INSS

The Social Security (INSS) deposits, besides those related to provisioned third-party payments, include other processes involving the Company that are being challenged and supported by appeal deposits.

23. Capital

At June 30, 2004, capital amounted to R$ 3,480,000 and the shares (without nominal value) are held by the main shareholders as follows:

							Thousands of shares
Shareholders	Common	Preferred "A"			Preferred "B"		Total

		%		%		%		%
State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos S.A.	134	-	-	-	13,639	-	13,773	-
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
BNDESPAR	38,298,775	26.4	-	-	28,210,943	22.0	66,509,718	24.3
Custody in SE (Brazil)	18,691,676	12.9	121,968	30.1	59,696,978	46.6	78,510,622	28.6
Custody in SE (ADR's)	872,301	0.6	-	-	40,158,894	31.3	41,031,195	15.0
Municipalities	184,295	0.1	14,715	3.6	-	-	199,010	0.1
Other	424,661	0.3	268,729	66.3	138,429	0.1	831,819	0.3

	145,031,081	100.0	405,412	100.0	128,218,883	100.0	273,655,376	100.0

Each common share entitles its holder to one vote in General Meetings.

Class “A” preferred shares do not have voting rights, but have priority in the reimbursement of capital and the right to receive annual, non-cumulative, dividends of 10 percent calculated on the capital represented by these class shares.

Class “B” preferred shares do not have voting rights, but have priority in the receipt of minimum dividends, calculated based on 25 percent of net income adjusted as prescribed by corporate legislation and the Company’s by-laws. The dividends that are assured to these shares have priority only over common shares and only paid out of the remaining net income after payment of preferred dividends to class “A”preferred shares.

Under Article 17 and paragraphs of Law 6.404/1976, dividends attributed to preferred shares must be at least 10 percent higher than those attributed to common shares.

24. Gross Sales and Services

Consolidated

	6.30.2004	6.30.2003
Consumers
Residential	795,644	653,392
Industrial	686,066	587,956
Commercial	432,824	353,463
Rural	105,060	82,358
Public entities	65,784	53,671
Public lighting	61,964	52,249
Public service	49,105	41,679
	2,196,447	1,824,768
Electric energy sales
Initial contracts	1,904	15,398
Bilateral agreements	193,961	57,629
Sales - MAE (Note 36)	8,967	14,875
	204,832	87,902
Grid availability revenues
Electric grid	24,747	207
Basic grid	60,723	42,672
Connection grid	79	66
	85,549	42,945
Telecommunications revenues
Data communications and telecommunications services	19,267	15,984
	19,267	15,984
Other operating revenue
Services rendered	8,085	12,266
Leasings and rents	14,183	13,883
Subsidy - CCC	5,916	5,279
Service charge	3,569	3,391
Other	532	1,703
	32,285	36,522

	2,538,380	2,008,121

25. Deductions from Gross Revenue

Consolidated

	6.30.2004	6.30.2003
Taxes and contributions on revenue
COFINS	111,987	72,818
PASEP	25,528	12,200
ICMS	538,853	442,610
ISSQN	606	590
	676,974	528,218
Consumer charges
RGR quota	35,135	36,732
Emergency capacity charges	77,022	46,085
	112,157	82,817

	789,131	611,035

26. Personnel Expenses

		Company		Consolidated

	6.30.2004	6.30.2003	6.30.2004	6.30.2003
Wages and salaries	1,558	1,003	150,401	123,466
Payroll charges	376	263	53,118	43,937
Food and education allowances	-	-	14,231	11,233
Labor and severance indemnities	-	-	253	10,134
(-) Transfers to construction in progress	-	-	(15,242)	(15,060)

	1,934	1,266	202,761	173,710

27. Pension and Health Care Plans

In the first half of 2004 the expenses incurred were:

	Pension	Health care		Consolidated

			6.30.2004	6.30.2003
Post-employment period	37,157	21,720	58,877	46,298
Active employees	-	9,439	9,439	5,778

	37,157	31,159	68,316	52,076

28. Material

		Company		Consolidated

	6.30.2004	6.30.2003	6.30.2004	6.30.2003
Material used in the electric system	-	-	6,465	5,472
Fuel and vehicle parts	-	-	8,378	7,825
Information Technology material	-	-	1,547	529
Other materials	27	1	6,705	5,976

	27	1	23,095	19,802

29. Raw Material and Inputs Used in Energy Generation

		Consolidated

	6.30.2004	6.30.2003
Purchase of gas - Compagás	118,840	87,482
Fuel for electric energy generation	6,144	5,976
Other inputs	117	710
	125,101	94,168

	125,101	94,168

30. Electric Energy Purchased for Resale

		Consolidated

	6.30.2004	6.30.2003

ANDE (Paraguay)	5,723	5,696
Eletrobrás (Itaipu)	203,943	194,103
CIEN	159,080	107,570
Dona Francisca Energética S.A.	21,831	10,972
Itiquira Energética S.A.	33,393	7,952
MAE	49,689	25,363
Other concessionaires	13,169	13,939

	486,828	365,595

31. Regulatory Charges

		Consolidated

	6.30.2004	6.30.2003
Fuel Consumption Account (CCC)	76,678	71,507
Amortization of CVA deferral	-	2,046
Financial compensation - water resources	27,167	24,837
Inspection fee - ANEEL	3,753	3,230
Energy Development Account (CDE)	38,946	12,583
Taxes - FUST and FUNTEL	79	87

	146,623	114,290

32. Other Operating Expenses

		Company		Consolidated

	6.30.2004	6.30.2003	6.30.2004	6.30.2003
Research and development and energy efficiency	-	-	5,304	5,588
Leasings and rents	56	-	7,296	6,529
Insurance	3	-	2,174	13,286
Taxes	208	-	4,237	4,836
Donations, contributions and subsidies	56	-	1,196	1
Provision for contingencies	-	237	-	2,830
Allowance for doubtful accounts - cons. and resellers (Note 5)	-	-	21,549	18,400
Allowance for doubtful accounts - services to third parties	-	-	(819)	61
Advertisements - special campaigns	800	-	6,910	14
Own consumption of electric energy	-	-	466	1,824
Indemnities	-	-	895	1,028
Expense recoveries	(221)	(17)	(13,665)	(8,711)
General expenses	4	-	2,566	3,965

	906	220	38,109	49,651

33. Equity in Results of Investees

Equity in the results of subsidiaries and associated companies in first half of 2004 was as follows:

		Company		Consolidated

	6.30.2004	6.30.2003	6.30.2004	6.30.2003

Equity in results of investees
COPEL Geração S.A.	38,828	151,966	-	-
COPEL Transmissão S.A.	47,409	48,368	-	-
COPEL Distribuição S.A.	77,284	59,871	-	-
COPEL Telecomunicações S.A.	241	2,287	-	-
COPEL Participações S.A.	17,754	7,777	-	-
Subsidiary and associated companies (a)	-	-	16,354	10,477

	181,516	270,269	16,354	10,477

Dividends	183	61	183	61

Goodwill amortization
Sercomtel S.A. Telecomunicações	-	-	(2,114)	(2,114)
Sercomtel Celular S.A.	-	-	(290)	(290)
	-	-	(2,404)	(2,404)

	181,699	270,330	14,133	8,134

a) Equity in results of investees – Subsidiaries and associated companies

	Investee net income (loss)	Holding		Consolidated Equity in results of investees

	6.30.2004	(%)	6.30.2004	6.30.2003

Sercomtel S.A. - Telecomunicações	482	45.00	(2,428)	(1,712)
Sercomtel Celular S.A.	2,138	45.00	962	815
Dominó Holdings S.A.	37,375	15.00	5,606	8,505
Escoelectric Ltda.	(484)	40.00	(194)	222
Copel Amec S/C Ltda.	(19)	48.00	(9)	4
Dona Francisca Energética S.A.	(9)	23.03	-	1,919
Carbocampel S.A.	(14)	49.00	(7)	(33)
Braspower S/C Ltda.	(207)	49.00	-	(92)
Centrais Eólicas do Paraná Ltda.	387	30.00	116	73
Foz do Chopim Energética Ltda.	7,757	35.77	2,775	1,706
UEG Araucária Ltda.	(44,321)	20.00	-	(7,443)
Onda Provedor de Serviços S.A.	(484)	24.50	-	(197)
Companhia Paranaense de Gás - Compagas	18,702	51.00	9,533	6,710

			16,354	10,477

The Directors of the Company authorized subsidiary COPEL Participações to adopt the measures required to sell its holding in Tradener. Therefore, this investment is recorded in the long-term assets and rights for sale account (Note 11).

The Company has been recording the result of the evaluation of investments using the equity method, limited to the amount of its participation in each investment.

At December 31, 2003, the equity in results of investee Sercomtel S.A. – Telecomunicações was calculated based on a preliminary balance sheet. Consequently, the equity in results was understated by R$ 2,645, which was regularized in the first quarter of 2004.

34. Financial Income (Expenses)

		Company		Consolidated

	6.30.2004	6.30.2003	6.30.2004	6.30.2003
Financial income
Income on financial investments	21	4,660	21,303	24,227
Interest and commissions	2,391	3,465	51,021	34,655
Monetary variances	-	(3)	66,005	45,363
Arrears charges on energy bills	-	-	27,506	15,144
( - ) Taxes and social contributions on financial income	(387)	(466)	(10,459)	(6,541)
Monetary restatement - CVA	-	-	22,138	32,039
Interest on taxes recoverable	1,747	1,816	2,066	10,882
Other financial income	67	83	6,229	1,566
	3,839	9,555	185,809	157,335
(-) Financial expenses
Interest on loans and financing	2,878	12,671	88,971	107,705
Monetary and exchange variances	-	-	91,261	(158,359)
Interest on tax installments	1,499	1,083	1,499	1,083
Charges on derivative transactions	-	-	(8,045)	-
CPMF and IOF	823	6	14,575	10,048
Contractual fines - Compagas	-	-	29,957	-
Sanctions, tax and contractual fines	5,022	3	14,422	230
Other financial expenses	1,242	550	1,941	3,597
	11,464	14,313	234,581	(35,696)

	(7,625)	(4,758)	(48,772)	193,031

35. Tariff Adjustments

a) Annual tariff adjustment

Through Resolution 284 of June 23, 2003, ANEEL approved the electric energy tariffs chargeable to the Company’s end consumers, established the annual revenue of the connection installations, and fixed the annual amount of the electric energy services inspection fee and the tariffs for use of the distribution systems.

The tariff increase applies from June 24, 2003 with an average increase of 25.27%.

As disclosed in the Relevant Event published on June 27, 2003, in order to mitigate the impacts of this increase for the Paraná consumers and to avoid a possible drop in consumption, reduce default, reward prompt payments by consumers that pay their bills on time, and attract new consumers, especially industrial, the Directors of the Company analyzed, during the 60th Extraordinary Meeting held on August 26, 2003 and the 102nd Ordinary Meeting, on December 9, 2003, the granting of a discount on energy bills in the same amount of the increase authorized by ANEEL to performing consumers, a measure also analyzed at the 159th Extraordinary General Meeting, of October 3, 2003, re-ratified by the 160th Extraordinary General Meeting, of November 13, 2003.

Starting January 2004, the Company decided to reduce the percentage of the discount offered to performing consumers. This decision resulted in an average increase of 15 percent in the total amount of energy bills.

b) Periodic tariff review

Public electric energy distribution concession contracts establish that ANEEL will periodically review regulated tariffs to increase or decrease them because of changes in the cost structure and the market of the concessionaire, the tariffs charged by similar local and foreign companies, incentives to stimulate investments, efficiency, and the type of tariffs.

With the approval of ANEEL Resolution 284/2003, in effect as from June 24, 2003, the Company was authorized to adjust its tariff by 25.27%, on average. This adjustment was applied to all consumers, with discount of exactly the same amount, for bills paid on time.

As from January 1, 2004, the Company decreased the discount to consumers who paid bills on time by an average of 8.2%.

On June 24, 2004, ANEEL published in the Official Daily Government Newspaper the Resolution 146, with the final result of the periodical tariff review of COPEL. Based on this resolution, the average readjustment was 14.43% on the tariffs approved by Resolution 284/2003. This adjustment comprises 9.17%, relating to the rate determined by the process of tariff review, and 5.26%, relating to costs recovery already realized (CVA).

In order to control the levels of default and encourage the consumption of energy in the State of Paraná, the Company decided to continue granting a discount to performing consumers. Accordingly, on the amount of Resolution 146/2004 (which includes the adjustment of 25.27% relating to 2003 and 14.43% relating to 2004), the Company granted an average discount of 12.5%.

Accordingly, the average increase repassed to performing consumers, starting June 24, 2004, was approximately 9%.

36. Wholesale Energy Market (MAE)

COPEL Distribuição electric energy sales data, considered in the MAE accounting, were not recognized by the Company as effective and definite for 2000, 2001 and first quarter 2002. This data was calculated based on criteria and amounts set forth in ANEEL Dispatch 288/2002 and ANEEL Resolution 395/2002. The Company contested the decisions at the administrative level and in court.

The Company’s claim is substantially based on the fact that the Dispatch and Resolution were applied retroactively to the date of the operations, especially as regards the partial sale of its quota of energy from Itaipú in the Southern and Southeastern submarkets to meet independent electricity supply bilateral agreements during the rationing period in 2001, when there was a significant discrepancy in spot market energy prices. At June 30, 2004, the estimated amount of the calculation differences is approximately R$ 478,000, not recognized by the Company in current payables for spot market energy.

On August 27, 2002, the Company obtained a favorable injunction issued by the 1st Federal Regional Court, intended to suspend the settlement of the amount determined by ANEEL Dispatch 288 and Resolution 395.

Management, based on the opinion of its legal advisors, considers that there are probable chances of a favorable outcome for these legal proceedings.

The accumulated balances related to transactions realized by the Company are as follows:

	COPEL Geração S.A.	COPEL Distribuição S.A.	Total	Consolidated Total

			6.30.2004	3.31.2004
Current assets (Note 4)
Up to December 2003	98	-	98	98
From January to March 2004	-	-	-	294
From April to June 2004	-	2,163	2,163	-
	98	2,163	2,261	392
Current liabilities (Note 17)
From January to March 2004	-	-	-	5,179
From April to June 2004	2,598	32,802	35,400	-

	2,598	32,802	35,400	5,179

Changes in spot-market energy amounts (MAE) in the second quarter of 2004 are presented as follows:

	Amount to be settled	Settlement	Appropriation	Consolidated Amount to be settled

	3.31.2004			6.30.2004
Current assets (Note 4)
Up to December 2003	98	-	-	98
From January to March 2004	294	(294)	-	-
From April to June 2004	-	(12)	2,175	2,163
	392	(306)	2,175	2,261
Current liabilities (Note 17)
From January to March 2004	5,179	(5,179)	-	-
From April to June 2004	-	(2,357)	37,757	35,400
	5,179	(7,536)	37,757	35,400

	(4,787)	7,230	(35,582)	(33,139)

On June 24, 2003, after completion of the audit work, MAE issued a communication approving the new schedule for financial settlement of the remaining 50 percent for transactions realized from December 2000 to December 2002. Settlement was on July 3, 2003, and the previously agreed dates for the settlement of transactions realized in October, November, and December 2002 were maintained, i.e., July 7, 2003, July 10, 2003, and July 17, 2003, respectively.

The long-term energy amounts could be subject to modifications depending on the decision of the ongoing legal processes filed by some companies of the sector and COPEL about the interpretation of the current market regulations. These companies, not included in the rationing area, obtained an injunction that nullifies ANEEL Dispatch 288 of May 16, 2002, the purpose of which was to clarify to companies of the sector the treatment and the form of application of certain MAE accounting procedures included in the General Electricity Sector Agreement.

37. Financial Instruments

Based on a derivatives policy, management carries out currency hedge transactions for protection against the effects of foreign exchange differences on US dollar-denominated liabilities.

At June 30, 2004 the nominal outstanding amount of derivatives was R$ 444,383, where the Company has an asset position corresponding to exchange variances and a liability position in relation to the percentage variation of the Interbank Deposit Certificate (CDI).

The book value of these financial instruments is restated according to contractual rates. The unrealized loss on these transactions which were intended to minimize the exposure to foreign exchange differences, in the amount of R$ 25,678, is recorded in results (R$ 33,724 in 2003 and -R$ 8,046 in the first half of 2004).

38. Related-Party Transactions

COPEL carried out a variety of transactions with unconsolidated related parties, including the sale of electric energy. Tariffs used were those approved by ANEEL and the amounts billed are not considered material for disclosure purposes. All other transactions were carried out under terms and conditions similar to the market.

Related party	Nature of the transaction	Note

Sercomtel S.A. Telecomunicações	Shareholding in Onda Provedor de Serviços S.A. (COPEL PAR)	13
Dominó Holdings S.A.	Shareholding in Sanepar (COPEL PAR)	13
Escoelectric Ltda.	Services and implementation of transmission lines and substations contracts (COPEL DIS)	13
Copel Amec S/C Ltda.	Technical consulting services to Foz do Chopim Energética (COPEL GER)	13
	Loan of employees (COPEL GER)	13
Dona Francisca Energética S.A.	Shares pledged as collateral for loans (COPEL PAR)	13 and 30
Carbocampel S.A.	Reactivation of Figueira power plant (COPEL GER)	13
Braspower I.Engineering S/C Ltda.	Participation in investment	13
Centrais Eólicas do Paraná Ltda.	Power purchase agreement (COPEL DIS)	13
Foz do Chopim Energética Ltda.	Loan for construction of power plant and transmission system	12
	Participation in investment	13
UEG Araucária Ltda.	Purchase of assured energy (COPEL GER)	13 and 17
Onda Provedor de Serviços S.A.	Installment payment of billings	11
Companhia Paranaense de Gás	Loan agreement	12
	Participation in investment	13
	Gas purchase agreement (COPEL GER)	17 and 29
Governo do Estado do Paraná	Transfer of CRC (COPEL DIS)	8
Eletrobrás	Loans and financing	15
Eletrobrás (Itaipu)	Purchase of electricity for resale	17 and 30
Fundação Copel	Pension and health care plan contributions	19

The balances of transactions between the Company and its wholly-owned subsidiaries are presented in Note 12.

The Company provided guarantees to its indirect associated company Dona Francisca Energética S.A., for the loans from the Interamerican Development Bank (IDB) (guaranteed by shares of the associated company held by the Company) and the National Economic and Social Development Bank (BNDES) (joint debtor), in the amounts of US$ 40,700 and R$ 47,300, respectively.

39. Wholly-Owned Subsidiaries

The financial statements for the period ended June 30, 2004 of the wholly-owned subsidiaries COPEL Geração (GER), COPEL Transmissão (TRA), COPEL Distribuição (DIS), COPEL Telecomunicações (TELECOM) and COPEL Participações (PAR) are summarized as follows:

ASSETS	GER	TRA	DIS	TELECOM	PAR

Current assets
Cash and banks	251,118	35,510	71,551	3,744	1,638
Consumers and resellers, net	350,802	36,247	647,006	-	-
Services provided to third parties, net	1,835	59	1,442	2,647	-
Dividends receivable	-	-	-	-	1,851
Services in progress	718	1,879	457	-	231
CRC passed on to Paraná State Gov.	-	-	140,503	-	-
Taxes and contributions recoverable	10,142	19,877	117,886	3,403	334
Inventories	80	6,286	18,037	3,613	-
Portion A offsetting account	-	-	171,832	-	-
Other receivables	11,594	4,004	17,945	709	7,508
	626,289	103,862	1,186,659	14,116	11,562
Long-term receivables
Consumers and resellers	31,197	-	33,350	-	-
CRC passed on to Paraná State Gov.	-	-	963,579	-	-
Taxes and social contributions	45,787	40,093	376,753	11,484	5,259
Judicial deposits	4,190	9,895	30,791	218	-
Associated companies, subsidiaries and parent company	321,267	80,288	-	-	97,142
Portion A offsetting account	-	-	196,381	-	-
Other receivables	4,046	5,871	61,923	-	1,694

	406,487	136,147	1,662,777	11,702	104,095
Permanent assets

Investments	6,045	2,273	413	-	448,457
Property, plant and equipment	3,038,623	960,807	1,752,944	169,718	220
( - ) Special liabilities	-	(7,140)	(688,869)	-	-

	3,044,668	955,940	1,064,488	169,718	448,677

Total assets	4,077,444	1,195,949	3,913,924	195,536	564,334

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TELECOM	PAR

Current liabilities
Loans and financing	539,366	19,657	16,943	-	-
Debentures	-	-	124,331	-	-
Suppliers	337,492	3,356	642,842	4,094	12
Taxes and social contributions	6,446	19,142	194,961	943	498
Interest on own capital	106,872	59,784	-	916	22,272
Payroll and labor provisions	12,175	11,033	41,926	3,464	643
Post-employment benefits	22,264	21,287	44,954	3,124	135
Regulatory charges	12,897	2,792	56,904	13	-
Other payables	191	52	23,443	41	-
	1,037,703	137,103	1,146,304	12,595	23,560
Long-term liabilities
Loans and financing	473,986	121,911	140,124	-	-
Debentures	-	-	434,469	-	-
Suppliers	889	-	255,286	-	-
Post-employment benefits	106,081	95,825	345,811	22,153	751
Derivative transactions	25,678	-	-	-	-
Taxes and social contributions	-	-	68,961	-	-
Associated companies, subsidiaries and parent company	-	-	153,073	50,134	168,686
Provisions for contingencies	25,118	20,580	129,461	410	-
Regulatory charges	1,588	-	-	-	-
	633,340	238,316	1,527,185	72,697	169,437
Shareholders' equity
Capital	2,338,932	751,989	1,607,168	120,650	330,718
Capital reserves	-	-	-	701	-
Revenue reserves	28,641	21,132	-	107	22,865
Retained earnings (accumulated deficit)	38,828	47,409	(366,733)	(11,214)	17,754
	2,406,401	820,530	1,240,435	110,244	371,337

Total liabilities and shareholders' equity	4,077,444	1,195,949	3,913,924	195,536	564,334

STATEMENT OF INCOME	GER	TRA	DIS	TELECOM	PAR

Operating revenue
Electricity supply	18,688	-	2,179,100	-	-
Electricity sales to distributors	520,854	-	81,907	-	-
Use of transmission grid	-	169,619	24,747	-	-
Revenues from telecommunications	-	-	-	33,531	-
Equity in the results of investees	-	-	-	-	13,950
Other operating revenues	8,093	1,092	23,479	2	-
Deductions from operating revenue	(40,266)	(19,296)	(724,657)	(4,911)	-
Net operating revenue	507,369	151,415	1,584,576	28,622	13,950
Operating expenses
Personnel and pension and health care plans	43,506	38,277	173,812	11,812	1,696
Material	2,964	2,300	17,344	456	4
Raw material and inputs for the production of energy	125,101	-	-	-	-
Outsourced services	23,276	5,566	69,719	2,889	314
Electric energy purchased for resale	44,234	-	840,524	-	-
Charges for use of transmission grid	25,828	-	194,148	-	-
Depreciation and amortization	50,565	18,269	70,584	11,882	22
Regulatory charges	30,796	320	115,428	79	-
Other operating expenses	287	3,188	32,749	1,042	(105)
	346,557	67,920	1,514,308	28,160	1,931
Gross profit	160,812	83,495	70,268	462	12,019
Financial income (expenses), including exchange variances
Financial income	18,113	4,081	152,626	667	7,737
Financial expenses	(116,471)	(12,174)	(94,143)	(297)	(1,287)
	(98,358)	(8,093)	58,483	370	6,450
Operating profit	62,454	75,402	128,751	832	18,469
Non-operating results	374	(250)	(1,520)	(44)	-
Profit before taxation	62,828	75,152	127,231	788	18,469
Income tax and social contribution	(24,000)	(27,743)	(49,947)	(547)	(715)
Net income for the period	38,828	47,409	77,284	241	17,754

05.01 – Comments on Company Performance during the Quarter

The comment on the Company Performance during the Quarter is presented in the comment on Consolidated Performance.

06.01 – Consolidated Balance Sheet - Assets (in thousands of reais)

Code	Description	6/30/2004	3/31/2004
1	Total assets	9,423,543	9,221,326
1.01	Current assets	1,554,200	1,423,273
1.01.01	Cash and banks	363,888	345,337
1.01.02	Receivables	1,162,297	1,054,069
1.01.02.01	Consumers and resellers	763,045	737,474
1.01.02.02	Allowance for doubtful accounts	(67,687)	(51,522)
1.01.02.03	Outsourced services, net	3,587	2,047
1.01.02.04	Dividends receivable	1,851	9,440
1.01.02.05	Services in progress	4,345	4,467
1.01.02.06	CRC passed on to Paraná State Government	140,503	112,353
1.01.02.07	Taxes and social contributions recoverable	99,017	82,415
1.01.02.08	Portion A offsetting account	171,832	109,408
1.01.02.09	Other receivables, net	45,804	47,987
1.01.03	Inventories	28,015	23,867
1.01.04	Other	0	0
1.02	Long-term receivables	2,181,513	2,095,163
1.02.01	Sundry	2,046,951	2,015,627
1.02.01.01	Consumers and resellers	64,548	70,765
1.02.01.02	CRC passed on to Paraná State Government	963,579	932,700
1.02.01.03	Taxes and social contributions	622,610	635,561
1.02.01.04	Judicial deposits	125,979	121,809
1.02.01.05	Portion A offsetting account	196,381	182,347
1.02.01.06	Other receivables	73,854	72,445
1.02.02	Related companies	134,562	79,536
1.02.02.01	Associated companies	129,468	73,854
1.02.02.02	Subsidiaries	5,094	5,682
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,687,830	5,702,890
1.03.01	Investments	461,526	455,383
1.03.01.01	In associated companies	407,203	405,858
1.03.01.02	In subsidiaries	39,688	34,890
1.03.01.03	Other investments	14,635	14,635
1.03.02	Permanent assets	5,226,304	5,247,507
1.03.02.01	Property, plant and equipment in use	5,462,372	5,464,844
1.03.02.03	Construction in progress	459,941	466,111
1.03.02.04	Special liabilities	(696,009)	(683,448)
1.03.03	Deferred charges	0	0

06.02 – Consolidated Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

Code	Description	6/30/2004	3/31/2004
2	Total liabilities	9,423,543	9,221,326
2.01	Current liabilities	1,892,219	1,302,653
2.01.01	Loans and financing	575,965	117,214
2.01.02	Debentures	124,331	106,242
2.01.03	Suppliers	646,777	523,321
2.01.04	Taxes and social contributions	274,960	252,282
2.01.05	Dividends payable	12,682	38,725
2.01.06	Payroll and labor provisions	69,297	73,639
2.01.07	Related companies	0	0
2.01.08	Other	188,207	191,230
2.01.08.01	Post-employment benefits	91,765	90,037
2.01.08.02	Regulatory charges	72,606	71,101
2.01.08.03	Other payables	23,836	30,092
2.02	Long-term liabilities	2,500,342	2,970,732
2.02.01	Loans and financing	736,021	1,165,382
2.02.02	Debentures	434,469	417,956
2.02.03	Provisions for contingencies	406,829	408,304
2.02.04	Debts with related parties	0	0
2.02.05	Other	923,023	979,090
2.02.05.01	Suppliers	256,176	264,663
2.02.05.02	Post-employment benefits	570,620	570,191
2.02.05.03	Taxes and social contributions	68,961	100,643
2.02.05.04	Regulatory charges	1,588	1,588
2.02.05.05	Derivative transactions	25,678	42,005
2.03	Deferred income	0	0
2.04	Minority interest	0	0
2.05	Shareholder's equity	5,030,982	4,947,941
2.05.01	Capital	3,480,000	2,900,000
2.05.02	Capital reserves	817,293	817,293
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/associated companies	0	0
2.05.04	Revenue reserves	560,937	1,140,937
2.05.04.01	Legal	165,994	165,994
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Retained profits	394,943	974,943
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Retained earnings	172,752	89,711

07.01 – Consolidated Statement of Income (in thousands of reais)

Code	Description	04/01/2004 a 6/30/2004	01/01/2004 a 6/30/2004	01/04/2003 a 6/30/2003	01/01/2003 a 6/30/2003
3	Statement of Income
3.01	Gross sales and/or services	1,263,410	2,538,380	996,672	2,008,121
3.01.01	Electricity supply	1,094,169	2,196,447	913,234	1,824,768
3.01.02	Electricity sales to distributors	100,406	204,832	44,042	87,902
3.01.03	Use of transmission grid	41,989	85,549	16,520	42,945
3.01.04	Revenue from telecommunications	9,767	19,267	8,144	15,984
3.01.05	Other operating revenue	17,079	32,285	14,732	36,522
3.02	Deductions from operating revenue	(393,737)	(789,131)	(313,342)	(611,035)
3.03	Net sales and/or services	869,673	1,749,249	683,330	1,397,086
3.04	Cost of sales and/or services	723,831	1,441,925	391,939	1,182,277
3.04.01	Personnel	106,412	202,761	89,347	173,710
3.04.02	Pension and health care plans	34,184	68,316	26,163	52,076
3.04.03	Material	11,763	23,095	9,538	19,802
3.04.04	Material and inputs used in energy generation	46,855	125,101	(23,055)	94,168
3.04.05	Outsourced services	44,076	88,610	38,618	76,895
3.04.06	Electric energy purchased for resale	255,561	486,828	55,824	365,595
3.04.07	Transportation of electricity	889	5,054	4,611	8,743
3.04.08	Charges on use of transmission system	54,168	106,105	30,538	82,234
3.04.09	Depreciation and amortization	75,717	151,323	72,379	145,113
3.04.10	Regulatory charges	65,834	146,623	57,054	114,290
3.04.11	Other operating expenses	28,372	38,109	30,922	49,651
3.05	Gross profit (loss)	145,842	307,324	291,391	214,809
3.06	Operating income/expenses	(15,188)	(34,639)	144,575	201,165
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial income (expenses)	(22,303)	(48,772)	146,541	193,031
3.06.03.01	Financial income	108,817	185,809	63,764	157,335
3.06.03.02	Financial expenses	(131,120)	(234,581)	82,777	35,696
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in results of investees	7,115	14,133	(1,966)	8,134
3.06.06.01	Equity in results	8,175	16,354	(823)	10,477
3.06.06.02	Investments in other companies	(1,060)	(2,221)	(1,143)	(2,343)
3.07	Operating profit (loss)	130,654	272,685	435,966	415,974
3.08	Non-operating results	(586)	(1,466)	(1,474)	(2,974)
3.08.01	Income	4,946	5,922	487	1,786
3.08.02	Expenses	(5,532)	(7,388)	(1,961)	(4,760)
3.09	Profit (loss) before taxation/profit sharing	130,068	271,219	434,492	413,000
3.10	Provision for income tax and social contribution	(56,486)	(103,353)	(143,528)	(158,724)
3.10.01	Income tax	(40,959)	(75,387)	(106,365)	(117,530)
3.10.02	Social contribution	(15,527)	(27,966)	(37,163)	(41,194)
3.11	Deferred income tax	9,459	4,886	(9,295)	11,868
3.11.01	Income tax	6,658	3,296	(5,991)	9,570
3.11.02	Social contribution	2,801	1,590	(3,304)	2,298
3.12	Statutory profit sharings/contributions	0	0	0	0
3.12.01	Profit sharings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Net income/loss for the period	0	0	0	0
3.15	Net income for the period	83,041	172,752	281,669	266,144
	NUMBER OF SHARES, EXCEPT TREASURY (Units)	273,655,376,270	273,655,376,270	273,655,376,270	273,655,376,270
	PROFIT PER SHARE	0.00030	0.00063	0.00103	0.00097
	LOSS PER SHARE	-	-	-	-

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated

Distribution

Connection of consumers: From January to June 2004, 38,843 new connections were made.

Compact networks – COPEL has been implementing compact networks in urban areas with an increased degree of tree planting near the distribution networks. This technology avoids tree cutting and pruning and improves the quality of supply because it reduces the number of disconnections. In June 2004, the total compact networks installed was 1,360 km.

Market behavior – COPEL’S generation of energy from January to June 2004 was 8,448 GWh, the energy purchased from Itaipu was 2,829 GWh and from CIEN was 1,718 GWh, as shown in the chart below:

Direct distribution by class of consumption (GWh) – In the table below, the performance of the consumption by class of consumer from January to June 2004 is:

Class			In GWh

	6.30.2004	6.30.2003	Change

Residential	2,235	2,204	1.4%
Industrial	3,502	3,537	-1.0%
Commercial	1,522	1,442	5.5%
Rural	682	636	7.2%
Other	859	836	2.8%
Subtotal	8,800	8,655	1.7%
Free (industrial) consumers outside the State of Paraná	602	627	-4.0%

	9,402	9,282	1.3%

Industrial consumption by activity (GWh) – The electric energy consumptions of the main industry activities were as follows:

Industry			In GWh

	6.30.2004	6.30.2003	Change
Food products and drinks	980	903	8.5%
Paper, cardboard and pulp	338	620	-45.5%
Wood	428	393	8.9%
Chemical	301	253	19.0%
Rubber and plastic	229	193	18.7%
Non-metallic minerals	228	258	-11.6%
Automotive vehicles	211	203	3.9%
Other	787	714	10.2%

	3,502	3,537	-1.0%

Number of consumers – The number of consumers billed in June 2004 was 3,134,341, which represented a growth of 2.6% as compared to the same month of the prior year.

Class			Consumers

	6.30.2004	6.30.2003	Change
Residential	2,458,544	2,396,760	2.6%
Industrial	50,167	47,307	6.0%
Commercial	261,150	253,212	3.1%
Rural	324,615	318,503	1.9%
Other	39,865	37,989	4.9%

	3,134,341	3,053,771	2.6%

Management

Personnel – There were 6,695 employees at the end of second quarter of 2004, distributed among the wholly-owned subsidiaries as follows: COPEL Geração, 811; COPEL Transmissão, 840; COPEL Distribuição, 4.770; COPEL Telecomunicações, 249 and COPEL Participações 25 employees.

Relations with the Market

In first half of 2004, nominative common shares (ON) of COPEL were present in 100% of the São Paulo Stock Exchange (BOVESPA) trading days, class “A” nominative preferred shares (PNA) in 2%, and class “B”nominative preferred shares (PNB) in 100%.

In the New York Stock Exchange (NYSE) the PNB shares are negotiated as ADSs, which were present in 100% of the trading days of that Stock Exchange.

In LATIBEX (the Latin-American Securities Market in Euros), linked to the Madrid Stock Exchange, the PNB shares are also traded, using the XCOP symbol. They were present in 99% of the trading days of that Stock Exchange.

In Bovespa, the ON shares at the end of the period were quoted at R$ 7.35 per thousand shares, and the PNB shares, at R$ 10.05. In the NYSE, ADSs ended the period quoted at US$ 3.24. In LATIBEX, XCOPs ended the period at 2.92 euros.

Share Performance		ON		PNB

	Total	Daily average	Total	Daily average
Bovespa
Trades	5,792	47	56,060	452
Number (thousand)	12,790,000	103,145	98,954,800	798,023
Volume (R$ thousand)	96,750	780	1,087,669	8,772
Presence	124	100%	124	100%
Nyse
Trades			ND	ND
Number (thousand)			49,108,000	396,032
Volume (US$ thousand)			181,868	1,467
Presence			124	100%
Latibex
Trades			ND	ND
Number (thousand)			634,406	5,075
Volume (€ thousand)			1,885	15
Presence			125	99%

Finances

Tariffs – On June 24, 2004, ANEEL published in the Daily Official Government Journal the Resolution 146, of June 21, 2004, with the final result of the periodical tariff review of COPEL. According to this Resolution, the average adjustment of COPEL was 14.43% on the tariffs approved by Resolution 284/03. Therefore, COPEL granted discounts, so that the average increase for consumers who pay on time became approximately 9%.

Based on Decree 4.667/03, the tariff adjustments of the national distribution concessionaires shall be applied in differentiated manners, by type, to gradually eliminate the existing subsidies among consumption groups.

In June 2004, the average tariff reached R$ 175.20/MWh, an increase of 19.0% compared to the average tariff of June in the prior year. The average ITAIPU tariff of June 2004 increased by 10.9% on the average tariff of June in the prior year.

ANEEL Resolution 71, of June 30, 2004, establishes that the tariff for the distribution of the energy from ITAIPU Binacional will be R$ 2,971.18/MW (increase of 7.0%). This resolution also redefined the tariff for the use of energy transmission installations, components of the Basic Grid of the Interconnected Electrical System, which, as from July 2004, will be R$ 7,684.61/MW (increase of 10.8%).

Tariffs			R$/MWh

	6.30.2004	6.30.2003	Change

Supply	175.20	147.19	19.0%
Initial contracts (*)	75.03	63.29	18.5%
Itaipu (purchase) (**)	101.75	91.77	10.9%

(*)	Includes Furnas tariff

16.01 – Other Information the Company Considers Relevant

Statement of Cash Flows
(Periods Ended June 30, 2004 and 2003)
(In thousands of reais)

	2004	Company 2003	2004	Consolidated 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	172,752	266,144	172,752	266,144

Expenses (income) not affecting cash:
Allowance for doubtful accounts	-	-	20,730	18,461
Depreciation and amortization	-	-	151,323	145,113
Monetary and exchange variations on long-term items - net	(2,226)	(2,666)	(9,989)	(228,969)
Equity in results of investees	(181,516)	(270,269)	(16,354)	(10,477)
Deferred income tax and social contribution	12,035	(23,245)	1,213	35,222
Provisions in long-term liabilities:
Post-employment benefits	-	-	58,855	65,490
Labor contingencies	-	237	-	8,186
Tax contingencies	-	-	-	3,758
Disposals:
Judicial deposits and realizable items	-	-	1,918	2,574
Investments	-	-	3	228
Property, plant and equipment in use	-	-	4,971	3,854
Amortization of goodwill on investments	-	-	2,404	2,404
Gain from sale of investments	-	-	-	-
	(171,707)	(295,943)	215,074	45,844
Changes in current assets
Consumers and resellers	-	-	(86,407)	(66,978)
Services to third parties, net	-	-	24,466	(6,656)
Services in progress	190	-	(107)	6,065
CRC passed on to Paraná State Government	-	-	(5,108)	(30,191)
Taxes and social contributions recoverable	(2,701)	19,000	(3,571)	118,719
Inventories	-	-	(826)	4,248
Portion A offsetting account	-	-	(19,842)	57,850
Other receivables	2,095	2,309	50,330	14,333
	(416)	21,309	(41,065)	97,390
Changes in current liabilities
Suppliers	(30)	191	229,079	162,339
Taxes and social contributions	(14,806)	(1,566)	(45,077)	11,923
Payroll and labor provisions	(95)	-	(2,460)	11,029
Post-employment benefits	-	-	(54,536)	(66,639)
Regulatory charges	-	-	22,500	18,258
Consumers and other payables	(15)	(23)	(2,148)	(5,008)
	(14,946)	(1,398)	147,358	131,902
Applied in long-term receivables
Consumers and resellers - reclassified from current assets	-	-	(1,217)	(37,090)
Loan agreements	-	-	(60,400)	-
Taxes and social contributions deferred and recoverable	-	-	(2,477)	(415)
Judicial deposits	(6,434)	(2,881)	(15,514)	(11,197)
Subsidiaries and associated companies	-	(24,697)	-	-
Portion A offsetting account	-	-	(89,100)	(44,713)
Portion A offsetting account - reclassified from current assets	-	-	-	(78,846)
Other long-term receivables	-	-	-	(4,233)
	(6,434)	(27,578)	(168,708)	(176,494)
Increase in long-term receivables
Suppliers	-	-	-	889
Subsidiaries and associated companies	191,406	-	-	-
	191,406	-	-	889
Total cash from operating activities	170,655	(37,466)	325,411	365,675

		Company		Consolidated

	2004	2003	2004	2003

CASH USED IN INVESTING ACTIVITIES
Corporate interests:
UEG Araucária Ltda	-	-	-	(1,460)
Campos Novos Energia S.A.	-	-	-	(9,873)
Centrais Elétricas do Rio Jordão S.A. - Elejor	-	-	-	(14,997)
Other investees	-	(4)	(90)	(137)
Dividends receivable	-	-	8,099	1,492
Interest on own capital proposed by investees	-	-	830	458
Property, plant and equipment:
Usina de Salto Caxias	-	-	(1,170)	(2,154)
Other generation works	-	-	(4,016)	(2,735)
Transmission works	-	-	(25,251)	(23,737)
Distribution works	-	-	(79,600)	(62,454)
Telecommunications works	-	-	(15,170)	(5,715)
General installations			(2)	-
Consumer contributions	-	-	18,486	23,898
Donations and subsidies received	-	4	-	4
Total cash used in investing activities	-	-	(97,884)	(97,410)

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Loans and financing	(8,793)	(6,456)	(48,455)	(79,063)
Debentures	(133,528)	(23,088)	(133,528)	(23,088)
Interest on own capital	(30,537)	(5)	(30,537)	(5)
Total cash used in financing activities	(172,858)	(29,549)	(212,520)	(102,156)

TOTAL INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,203)	(67,015)	15,007	166,109

Opening balance	2,530	85,152	348,881	199,919
Closing balance	327	18,137	363,888	366,028
Increase (decrease) in cash and cash equivalents	(2,203)	(67,015)	15,007	166,109

17.01 - Report on Limited Review – Unqualified

To the Board of Directors and Stockholders
Cia Paranaense de Energia - COPEL

1

We have carried out limited reviews of the Quarterly Information (ITR) of Companhia Paranaense de Energia - COPEL (parent company and consolidated) for the quarters and period ended June 30 and March 31, 2004. This information is the responsibility of the Company’s management.

2

Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3

Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the presentation of the quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4

As mentioned in Note 36 to the Quarterly Information, the Company is contesting the calculations made by the Wholesale Energy Market (MAE), which take into consideration the decisions of the National Agency of Electric Energy (ANEEL), contained in ANEEL Dispatch 288/2002 and ANEEL Resolution 395/2002, because it understands that these regulations introduced changes in market regulations prevailing at the time when the transactions occurred. The amount involved is approximately R$ 478,000 thousand, which was not recorded by the Company, based on the opinion of its internal and external legal advisors, that the chances of a favorable outcome for the Company are probable and possible, respectively.

5

We conducted our reviews for the purpose of issuing a report on the Quarterly Information (ITR) referred to in paragraph 1, taken as a whole. The consolidated statement of cash flows for the six-month period ended June 30, 2004, presented together with the Quarterly Information (ITR) to provide supplementary information on the Company, is not required by accounting practices adopted in Brazil. The statement of cash flows was subjected to the review procedures referred to in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the Quarterly Information (ITR), taken as a whole.

6

The Quarterly Information (ITR) referred to in paragraph 1, also includes comparative accounting information relating to the results and the statement of cash flows for the quarter and period ended June 30, 2003. The limited reviews of the Quarterly Information (ITR) for that quarter and period were conducted by other independent accountants, who issued an unqualified opinion thereon dated August 18, 2003, with an emphasis paragraph referring to the matter described in paragraph 4 above.

Curitiba, August 13, 2004

PricewaterhouseCoopers	Wander Rodrigues Teles
Auditores Independentes	Contador
CRC 2SP000160/O-5 "F" PR	CRC 1DF005919/O-3 "S" PR

CONTENTS

GROUP	EXHIBIT	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head office	1
01	03	Investor relations officer (Company mail address)	1
01	04	General information/Independent accountants	1
01	05	Capital composition	2
01	06	Characteristics of the company	2
01	07	Companies excluded from the consolidated financial statements	2
01	08	Distributions approved and/or paid during and after the quarter	2
01	09	Subscribed capital and alterations in the current year	3
01	10	Investor relations officer	3
02	01	Balance sheet – assets	4
02	02	Balance sheet – liabilities and stockholders' equity	5
03	01	Statement of income	6
04	01	Notes to the quarterly information	8
05	01	Comments on company performance during the quarter	27
06	01	Consolidated balance sheet – assets	28
06	02	Consolidated balance sheet – liabilities and stockholders’ equity	29
07	01	Consolidated statement of income	31
08	01	Comments on consolidated performance during the quarter	33
17	01	Report on limited reviews – Unqualified	40

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.